                                                                       424(b)(3)
                                                      REGISTRATION NO. 333-02893

                                     [LOGO]

                 $55,755,000 PRINCIPAL AMOUNT OF 7% CONVERTIBLE
                          SUBORDINATED NOTES DUE 2006
                   (INTEREST PAYABLE MARCH 1 AND SEPTEMBER 1)

                        3,947,256 SHARES OF COMMON STOCK
                             ---------------------

    This prospectus relates to $55,755,000 aggregate principal amount of 7% Convertible Subordinated Notes due 2006 (the "Notes") of Richey Electronics, Inc., a Delaware corporation ("Richey Electronics" or the "Company") and 3,947,256 shares of the common stock, par value $0.001 per share (the "Common Stock"), of the Company which are initially issuable upon conversion of the Notes plus such additional indeterminate number of shares of Common Stock as may become issuable upon conversion of the Notes as a result of adjustments to the conversion price (the "Conversion Shares"). The Notes and the Conversion Shares that are being registered hereby are to be offered (the "Offering") for the account of the holders thereof (the "Selling Securityholders"). The Notes were acquired from the Company by Jefferies & Company, Inc. and Cruttenden Roth Incorporated (the "Initial Purchasers") in February and March 1996 in connection with a private offering. See "Description of Notes."

    The Notes are convertible into Common Stock of the Company, at the holder's option, at any time after 60 days following March 22, 1996 (the latest date of original issuance thereof) and prior to maturity, unless previously redeemed, at a conversion price of $14.125 per share, subject to adjustment in certain events. On April 16, 1997, the last bid price of the Common Stock on the Nasdaq Stock Market ("Nasdaq") was $9.625 per share. The Common Stock is traded under the symbol RCHY.

    The Notes will bear interest at the rate of 7% per annum, payable semi-annually on each March 1 and September 1 of each year, commencing September 1, 1996. The Notes are redeemable at the option of the Company, in whole or in part, at the redemption prices set forth in this prospectus, together with accrued interest, except that no redemption may be made prior to March 4, 1999. Upon a Designated Event (as defined herein), each holder of Notes shall have the right, at the holder's option, to require the Company to repurchase such holder's Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the Repurchase Date, if any. See "Description of Notes -- Repurchase at Option of Holder Upon Change in Control or Termination of Trading."

    The Notes are unsecured obligations of the Company and are subordinated to all present and future Senior Indebtedness of the Company. The Indenture does not restrict the incurrence of any other indebtedness or liabilities by the Company. See "Description of Notes -- Subordination of Notes."

    The Notes are eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") market.

    The Initial Purchasers have advised the Company that they are making and currently intend to continue making a market in the Notes. The Initial Purchasers, however, are not obligated to do so and any such market making may be discontinued at any time without notice, in the sole discretion of the Initial Purchasers. No assurance can be given that any market for the Notes will develop or be maintained.

    The Notes and the Conversion Shares are being registered to permit public secondary trading of the Notes and, upon conversion, the Conversion Shares, by the holders thereof from time to time after the date of this prospectus. The Company has agreed, among other things, to bear substantially all expenses (other than underwriter's discount or commission) in connection with the registration and sale of the Notes and the Conversion Shares.

    The Company will not receive any of the proceeds from the sales of the Notes or the Conversion Shares by the Selling Securityholders. The Notes and the Conversion Shares may be offered in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. In addition, the Conversion Shares may be offered from time to time through ordinary brokerage transactions on Nasdaq. See "Plan of Distribution." The Selling Securityholders may be deemed to be "Underwriters" as defined in the Securities Act of 1933, as amended (the "Securities Act"). If any broker-dealers are used by the Selling Securityholders, any commissions paid to broker-dealers and, if broker-dealers purchase any Notes or Conversion Shares as principals, any profits received by such broker-dealers on the resale of the Notes or Conversion Shares, may be deemed to be underwriting discounts or commissions under the Securities Act. In addition, any profits realized by the Selling Securityholders may be deemed to be underwriting commissions.

SEE "RISK FACTORS" ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE
                      CONSIDERED BY PROSPECTIVE INVESTORS.
                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
                                    EXCHANGE
  COMMISSION OR BY ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
        THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.
                           --------------------------

                 THE DATE OF THIS PROSPECTUS IS APRIL 25, 1997.

                             AVAILABLE INFORMATION

    The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information are available for inspection and copying at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, 13th Floor, New York, New York 10048; and, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company's Common Stock is quoted on Nasdaq and material filed by the Company can be inspected at the offices of The Nasdaq Stock Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

    The Company has filed with the Commission a registration statement on Form S-2 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the Notes and the Conversion Shares offered hereby. This prospectus does not contain all of the information set forth or incorporated by reference in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement for further information with respect to the Company and the securities offered hereby. Statements contained herein concerning the provisions of documents filed as exhibits to the Registration Statement are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. Copies of the Registration Statement and the exhibits may be inspected, without charge, at the offices of the Commission, or obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents previously filed with the Commission are hereby incorporated by reference into this prospectus:

    1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

    2. The description of the Common Stock of the Company contained in its Registration Statement on Form 8-A/A dated January 11, 1996.

    This prospectus is accompanied by the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, a copy of which is attached as Exhibit A.

    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of this Offering shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

    The Company will provide, without charge, to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents described above, other than the exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents so incorporated. Requests for such copies should be directed to Richard N. Berger, Secretary, Richey Electronics, Inc., 7441 Lincoln Way, Garden Grove, California 92641, telephone number (714) 898-8288.

                                  THE COMPANY

    Richey Electronics is a leading specialty distributor of interconnect, electromechanical and passive electronic components and a provider of related value-added assembly services.

    The Company distributes a broad line of connectors, switches, wire, cable and heat shrinkable tubing and other interconnect, electromechanical and passive electronic components used in the assembly and manufacturing of electronic equipment. Richey Electronics also provides a wide variety of value-added assembly services, which typically generate higher gross margins than traditional component distribution. The Company's customers are primarily small- and medium-sized original equipment manufacturers ("OEMs") that produce electronic equipment used in a wide variety of industries, including the telecommunications, computer, medical, transportation and aerospace industries.

    The Company's principal executive offices are located at 7441 Lincoln Way, Garden Grove, California 92641, and its telephone number is (714) 898-8288.

                                  RISK FACTORS

    PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FACTORS SET FORTH BELOW, AS WELL AS THE MORE DETAILED INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS, BEFORE MAKING A DECISION TO PURCHASE THE NOTES OR THE CONVERSION SHARES OFFERED HEREBY.

DEPENDENCE ON KEY SUPPLIERS

    Most of the electronic components distributed by the Company are purchased from manufacturers through non-exclusive distribution agreements which may be canceled upon relatively short notice, subject to certain conditions. Manufacturers have from time to time terminated such agreements with the Company and there can be no assurance that such terminations will not occur in the future. In addition, as a result of many component manufacturers' increasing preference for using fewer distributors, there can be no assurance that the Company will be able to maintain its authorized distributorships with its current suppliers. For the year ended December 31, 1996, the Company's five largest suppliers accounted for approximately 43% of net sales. The Company's largest supplier is Raychem, which accounted for approximately 15% of the Company's net sales in 1996. The loss of Raychem or any one of the Company's other large suppliers could have a material adverse effect on the Company.

POTENTIAL FLUCTUATIONS IN OPERATING RESULTS

    The Company's results of operations may fluctuate from period to period due to the effect of acquisitions, the number of shipping days in the quarter, loss of key suppliers, uncollectibility of accounts receivable, inventory write-offs and loss of key customers, as well as other factors. Significant fluctuations in these results of operations may have a material adverse effect on the Company. There can be no assurances that any past or future acquisitions will produce expected increases in the Company's sales and earnings and that such acquisitions will not have an adverse impact on the Company's business and results of operations.

UNCERTAINTY OF FUTURE ACQUISITIONS

    The Company may make acquisitions in the future and regularly evaluates potential acquisition opportunities. Acquisitions entail numerous risks, including difficulties and expenses associated with the negotiating process, increased leverage of the Company resulting from the acquisition, difficulties in the assimilation of acquired operations, personnel and product lines, diversion of management's attention and potential loss of key employees of acquired companies. The Company's acquisition strategy depends on its ability to identify and acquire compatible electronics distributors, and integrate the acquired operations effectively and efficiently. There can be no assurance that the Company will be able to locate appropriate acquisition candidates or that identified candidates will be acquired or integrated in a timely and efficient manner. No assurance can be given as to the Company's ability to integrate successfully any operations, personnel or products that might be acquired in the future, and the failure of the Company to do so could have a material adverse effect on the Company's business and results of operations. Moreover, unexpected problems or delays encountered in connection with any acquisition or integration could have a material adverse effect on the Company. The Company may incur additional indebtedness in connection with future acquisitions which may result in increased leverage.

INCREASED LEVERAGE

    As of April 16, 1997, the Company had outstanding indebtedness of approximately $68.0 million. The Company maintains a secured revolving line of credit facility with aggregate credit limits (subject to the Company's satisfying certain conditions to borrowing thereunder) of approximately $45 million. As of April 16, 1997, approximately $9.3 million was outstanding under this facility and $32.1 million was available for borrowing. Substantially all of the Company's assets have been pledged to secure the Company's credit facilities. This substantial leverage will have several important consequences for the Company's future operations, including the following: (i) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of interest on, and principal of, its indebtedness; (ii) the covenants contained in the credit facilities impose certain restrictions on the Company that, among other things, will limit its ability to borrow additional funds or to dispose of assets; (iii) the Company's ability to obtain additional financing in the future for capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired; and (iv) the Company's ability to withstand competitive pressures, adverse economic conditions and adverse changes in governmental regulations and to make acquisitions or otherwise take advantage of significant business opportunities that may arise may be negatively impacted. The Company's ability to meet its debt service obligations and to reduce its total indebtedness will be dependent upon the Company's future performance, which will be subject to financial, business and other factors affecting the operations of the Company, many of which are beyond its control. If the Company is unable to generate sufficient cash flow from operations in the future to service its debt, it may be required to refinance all or a portion of such debt, including the Notes, or to obtain additional financing. However, there can be no assurance that any refinancing would be possible or that any additional financing could be obtained.

COMPETITION AND INDUSTRY CONSOLIDATION

    The electronics distribution industry is highly competitive, primarily with respect to price and product availability. The Company believes that breadth of product line, level of technical expertise and quality of service are also particularly important to small- and medium-sized OEMs. The Company competes with large national distributors, as well as regional and specialty distributors, many of whom distribute the same or competitive products. Many of the Company's competitors have significantly greater assets, greater financial and personnel resources and larger investments in technology and infrastructure than the Company. If such competitors were to focus their attention and resources on the Company's markets, several important consequences to the Company's future operations could result, including a reduction in the pool of potential acquisition candidates, outbidding of the Company in a contested acquisition transaction and loss of customers and suppliers. Moreover, the electronics distribution industry is increasing its efficiency and operating leverage in response to the industry's rapid consolidation and technological advances. These trends are intensifying competition and as a result, many distributors have reported a decline in their gross margins. If demand decreases, pressure on gross margins is likely to increase. Although the Company believes that most of the declines in gross margin have generally occurred among distributors serving larger customers, there is no assurance that these pressures will not affect distributors, like the Company, who serve small-and medium-sized OEMs. Existing and future competition could result in downward pressure on the Company's gross margins or could otherwise have a material adverse effect on the Company.

INDUSTRY CYCLICALITY

    Historically, the electronics industry has been affected by general economic and industry-wide downturns which have adversely affected electronic component manufacturers, certain end-users of such components and distributors. Although the industry has experienced rapid growth over the past few years, there can be no assurance that such growth can be sustained in the future. Since July 1996, the Company's customers have been decreasing their inventory stocking levels which may reflect slowing end-user demand or a general business slow down. In addition, the life-cycle of existing electronic products and the timing of new product development and introduction can affect demand for electronic components. Reduced demand for electronic components could have a material adverse effect on the Company.

RELIANCE ON KEY PERSONNEL

    The Company is currently dependent upon the efforts and leadership abilities of its experienced management team, including: William C. Cacciatore, Chairman of the Board, President and Chief Executive Officer; C. Don Alverson, Executive Vice President -- Sales; Norbert W. St. John, Executive Vice President -- Marketing; and Charles W. Mann, Vice President -- Value-Added Services. Although the Company believes that it would be able to locate suitable replacements for its executives if their services were lost, there can be no assurance it would be able to do so. Accordingly, the loss of services of one or more of the Company's key executives could have a material adverse effect upon the business of the Company.

LIMITATIONS ON AVAILABILITY OF THE COMPANY'S NET OPERATING LOSS CARRYFORWARDS

    As of December 31, 1996, the Company had United States federal income tax net operating loss carryforwards ("NOLs") of approximately $13.5 million which expire between 2005 and 2008. The NOLs resulted from Brajdas Corporation's ("Brajdas") losses prior to the Richey-Brajdas Merger (as defined herein).
Section 382 of the Internal Revenue Code of 1986, as amended ("Section 382"), imposes annual limitations on NOLs in the event certain changes in a company's stock ownership over a three-year period exceed a specified threshold (a "Change in Ownership"). As a result of the Company's secondary public offering of Common Stock in April 1995, pursuant to which the Company and certain shareholders of the Company sold 3,615,000 shares of the Company's Common Stock, the use of such NOLs will be limited to approximately $4.9 million per year until they are fully utilized or expire, whichever occurs first. The Company's NOLs are subject to review by the Internal Revenue Service ("IRS"). If the Company's NOLs were disallowed or their use was further limited, there could be a material adverse effect on the Company's cash flow. See Note 8 of Notes to Financial Statements which are included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, a copy of which accompanies this prospectus.

POSSIBLE ISSUANCE OF PREFERRED SHARES; ANTI-TAKEOVER PROVISIONS

    The Company's Restated Certificate of Incorporation authorizes the issuance of 10,000 shares of preferred stock. The Company's Board of Directors has the power to issue any or all of these additional shares without stockholder approval, which shares can be issued with such rights, preferences and limitations as are determined by the Board. The Company presently has no commitments or contracts to issue any shares of preferred stock. The Company is also subject to the Delaware statute regulating business combinations. These provisions, as well as certain provisions of the Company's bylaws, could delay, discourage, hinder or preclude an unsolicited acquisition of the Company, could make it less likely that stockholders receive a premium for their shares as a result of any such attempt and could adversely affect the market price of and the voting and other rights of the holders of the Common Stock. See "Description of Capital Stock."

VOLATILITY OF PRICE OF STOCK AND NOTES

    The trading price of the Company's Common Stock and the Notes could be subject to fluctuations in response to variations in quarterly operating results, the gain or loss of significant contracts, changes in management, future announcements concerning the Company, general trends in the industry and other events or factors. In addition, the volatility of the prices of the Company's Common Stock, changes in prevailing interest rates and changes in perceptions of the Company's creditworthiness may adversely affect the price of the Notes offered hereby.

SUBORDINATION OF NOTES

    The Notes are subordinate in right of payment to all existing and future Senior Indebtedness of the Company. Senior Indebtedness includes all secured indebtedness of the Company, whether existing on or created or incurred after the date of the issuance of the Notes, that is not made subordinate to or pari passu with the Notes by the instrument creating the indebtedness. As of April 16, 1997, the Company had approximately $9.3 million of Senior Indebtedness outstanding, substantially all of which represents borrowings under its $45 million revolving credit facility. The Indenture (as defined herein) does not limit the amount of additional indebtedness, including Senior Indebtedness, which the Company can create, incur, assume or guarantee. By reason of such subordination of the Notes, in the event of the insolvency, receivership, liquidation, reorganization, dissolution or winding up of the business of the Company or upon a default in payment with respect to any Senior Indebtedness of the Company or an event of default with respect to such indebtedness resulting in the acceleration thereof, the assets of the Company will be available to pay the amounts due on the Notes only after all of the Senior Indebtedness of the Company has been paid in full.

    The Notes are obligations exclusively of the Company and not of any subsidiary. If the Company begins to conduct business through subsidiaries, the Notes will be effectively subordinated to all such indebtedness and other liabilities and commitments of such subsidiaries. See "Description of Notes -- Subordination of Notes."

LIMITATIONS ON REPURCHASE UPON A DESIGNATED EVENT

    In the event of a Designated Event, which includes a Change in Control and a Termination of Trading (each as defined herein), each holder of Notes will have the right, at the holder's option, to require the Company to repurchase all or a portion of such holder's Notes at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the Repurchase Date (as defined herein). The Company's ability to repurchase the Notes upon a Designated Event may be limited by the terms of the Company's Senior Indebtedness and the subordination provisions of the Indenture. In addition, the revolving credit facility allows the lender to terminate the commitments on 30 days' notice if there is a change in control of the Company (as defined in the revolving credit facility). Further, the ability of the Company to repurchase the Notes upon a Designated Event will be dependent on the availability of sufficient funds and compliance with applicable securities laws. Accordingly, there can be no assurance that the Company will be able to repurchase the Notes upon a Designated Event. The term "Designated Event" is limited to certain specified transactions and may not include other events that might adversely affect the financial condition of the Company or result in a downgrade of the credit rating of the Notes, nor would the requirement that the Company offer to repurchase the Notes upon a Designated Event necessarily afford holders of the Notes protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving the Company. See "Description of Notes."

ABSENCE OF A PUBLIC MARKET FOR THE NOTES

    Although the Notes have been approved for trading in the PORTAL market, there can be no assurance that any market for the Notes will develop, or if one does develop, that it will be maintained. If an active market for the Notes fails to develop or be sustained, the trading price of such Notes could be adversely affected.

FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FUNDING

    The Company anticipates that its existing capital resources and credit facilities will be adequate to satisfy its capital requirements for at least the next twelve months. The Company's future capital requirements will depend, however, on many factors, including, but not limited to, the size and timing of future acquisitions, if any, and the availability of additional financing. To the extent that existing resources and future earnings are insufficient to fund the Company's activities, the Company may need to raise additional funds through debt or equity financings. No assurance can be given that such additional financing will be available or that, if available, it can be obtained on terms favorable to the Company and its stockholders. In addition, any equity financing could result in dilution to the Company's stockholders. The unavailability of adequate funds could adversely affect the Company's future operations.

SHARES ELIGIBLE FOR FUTURE SALES

    Sale of a substantial number of shares of the Company's Common Stock in the public market could adversely affect the market price of the Common Stock. Substantially all shares of Common Stock are eligible for sale subject, in certain instances, to the resale limitations of Rule 144 promulgated under the Securities Act.

                                USE OF PROCEEDS

    The Company will not receive any proceeds from the sale of the Notes or the Conversion Shares by the Selling Securityholders. See "Selling Securityholders" for a list of those persons and entities receiving the proceeds from the sales of the Notes or the Conversion Shares.

                       RATIO OF EARNINGS TO FIXED CHARGES

    For purposes of calculating the ratio of earnings to fixed charges, (i) earnings consist of income before income taxes, plus fixed charges and (ii) fixed charges consist of interest expense incurred, amortization of deferred debt costs, plus the portion of rental expense under operating leases deemed by the Company to be representative of the interest factor.

    The Company's ratio of earnings to fixed charges for each of the periods indicated is as follows:

                               YEARS ENDED (1)
------------------------------------------------------------------------------
JANUARY 1,   DECEMBER 31,     DECEMBER 31,     DECEMBER 31,     DECEMBER 31,
   1993          1993             1994             1995             1996
----------  ---------------  ---------------  ---------------  ---------------
   2.1x             1.7x             2.5x             4.3x             2.6x

------------------------
(1) In the period from 1993 through 1996, the following transactions were completed. On April 6, 1993, RicheyImpact Electronics, Inc. ("RicheyImpact") merged with Brajdas Corporation, a California corporation ("Brajdas"), with Brajdas as the surviving legal entity (the "Richey-Brajdas Merger"). Brajdas subsequently changed its name to Richey Electronics, Inc. and reincorporated in Delaware. The Richey-Brajdas Merger was recorded as a reverse purchase acquisition with RicheyImpact as the accounting acquirer. Thereafter, Richey Electronics acquired the businesses of the following companies on the following dates: the In-Stock products division of Anchor Group, Inc. ("In-Stock") on April 4, 1994, Inland Empire Interconnects ("IEI") on August 16, 1995, Deanco, Inc. ("Deanco") on December 20, 1995, MS Electronics on March 19, 1996 and Summit Distributors on December 5, 1996. The financial data used to calculate the ratio of earnings to fixed charges excludes the results of operations of Brajdas prior to the Richey-Brajdas Merger and excludes the results of operations of each such business acquired in the period from 1994 through 1996 prior to the date on which it was acquired.

                              DESCRIPTION OF NOTES

    The Notes were issued under an Indenture, dated as of February 15, 1996 (the "Indenture"), between the Company and First Trust of California, National Association, as Trustee (the "Trustee"). The Notes and the Conversion Shares were registered pursuant to the Registration Rights Agreement dated February 26, 1996 among the Company and the Initial Purchasers (the "Registration Rights Agreement"). The following summaries of certain provisions of the Indenture and the Registration Rights Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indenture and the Registration Rights Agreement including the definitions therein of certain terms which are not otherwise defined in this prospectus.

GENERAL

    The Notes are in aggregate principal amount of $55,755,000. The Notes mature on March 1, 2006 unless earlier redeemed at the option of the Company or repurchased by the Company at the option of the holder upon a Designated Event. The Notes are unsecured obligations of the Company subordinate in right of payment to certain other obligations of the Company as described under "Subordination of Notes" and convertible into Common Stock as described under "Conversion of Notes."

    The Notes bear interest from the most recent date to which interest has been paid, or if no interest has been paid, from February 26, 1996, at the rate of 7% per annum computed on the basis of a 360-day year of twelve 30-day months. Interest will be payable semi-annually on March 1 and September 1 of each year (each an "Interest Payment Date"), commencing on September 1, 1996, to the person in whose name the Notes are registered at the close of business on the preceding February 15 or August 15, respectively (in each case, a "Record Date," and the holder of such Note on a Record Date, the "Record Holder"). With respect to a Note or portion thereof that is called for redemption, or that is repurchased in connection with a Designated Event, in either case during the period from a Record Date to (but excluding) the next succeeding Interest Payment Date, interest shall be paid to the Record Holder in an amount equal to the accrued interest as of the date immediately preceding the date fixed for redemption or repurchase. Principal of and premium, if any, and interest on the Notes will be payable, and the Notes may be surrendered for conversion and registration of transfer, at the office or agency of the Company in New York City (which initially will be the agency of the Trustee at 100 Wall Street, 20th floor, New York, New York 10005,
Attention: Bond Holder Window). In addition, payment of interest may, at the option of the Company, be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register.

    The Indenture does not contain any financial covenants, and does not limit or contain any restriction on (i) the payment of dividends, (ii) the Company's ability to incur Senior Indebtedness or other indebtedness or (iii) the repurchase of securities of the Company. The Indenture contains no covenants or other provisions to afford protection to holders of Notes in the event of a highly leveraged transaction or a Change in Control of the Company except to the extent described under "-- Repurchase at Option of Holder Upon Change in Control or Termination of Trading."

    The Indenture and the Notes are governed by and construed under the laws of the State of New York.

CONVERSION OF NOTES

    The holder of any Note will have the right, at the holder's option, to convert such Note, or any portion thereof which is an integral multiple of $1,000, into shares of Common Stock of the Company at any time after the date 60 days following March 22, 1996 (the latest date of original issuance of the Notes) and prior to the close of business on the maturity date (unless earlier redeemed or repurchased), initially at the conversion price of $14.125 per share (which is equivalent to a conversion rate of 70.7965 shares per $1,000 principal amount of Notes), subject to adjustment as described below. The right to convert Notes called for redemption will terminate at the close of business on the second trading day prior to the redemption date (unless the Company defaults in payment of the redemption price). A Note for which a holder has delivered a notice to require the Company to repurchase such Note upon a Change in Control may be converted only if such notice is properly withdrawn by such holder prior to the close of business on the Repurchase Date (as defined herein) in accordance with the terms of the Indenture.

    The conversion price will be subject to adjustment in certain events, including:

    (i) dividends (and other distributions) payable in Common Stock on shares of any class of capital stock of the Company;

    (ii) subdivisions, combinations and reclassifications of Common Stock;

   (iii) the issuance to all holders of Common Stock of rights, options or warrants entitling the holder thereof to subscribe for or purchase Common Stock at less than the then current market price (as defined in the Indenture);

   (iv) distributions to all holders of Common Stock of evidences of indebtedness of the Company, cash or other assets, including shares of its capital stock (other than Common Stock) and other securities, but excluding (A) those rights, options, warrants, dividends and distributions referred to in clauses (i) and (iii) above and subdivisions of shares referred to in clause
(ii) above and (B) dividends and distributions paid exclusively in cash in an aggregate amount that (combined together with (x) all other such all-cash dividends and distributions made within the preceding 12 months in respect of which no adjustment has been made and (y) the excess of (1) any consideration paid in respect of repurchases by the Company or any of its subsidiaries of Common Stock referred to in clause (v) concluded within the preceding 12 months in respect of which no adjustment has been made over (2) the then current market price of the Common Stock does not exceed 10% of the Company's market capitalization (being the product of the then current market price of the Common Stock times the number of shares of Common Stock then outstanding) on the record date for such distribution; and

    (v) certain repurchases by the Company and its subsidiaries of Common Stock (including repurchases in connection with a tender offer) in which the repurchase price exceeds both the then current conversion price of the Notes and the then current market price of the Common Stock, but excluding repurchases in which the excess of the consideration paid over the current market price of the Common Stock (together with the amount of any such excess with respect to any other such repurchases, and the amount of any all-cash dividends, in each case concluded or paid within the preceding 12 months and in respect of which no adjustment has been made) do not exceed 10% of the Company's market capitalization.

    In addition to the foregoing adjustments, the Company will be permitted to make such reductions in the conversion price as it considers to be advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% of the price then in effect; provided, however, that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment.

    The right of conversion may be exercised by the holder by delivering the Notes to the office or agency of the Company maintained for such purpose in the City of New York, accompanied by a duly signed and completed notice of conversion. The conversion date will be the date on which the Note and the duly signed and completed notice of conversion are so delivered. As promptly as practicable on or after the conversion date, the Company will issue and deliver a certificate or certificates for the number of full shares of Common Stock issuable upon conversion, together with payment in lieu of any fraction of a share.

    Notes surrendered for conversion after any Record Date and prior to the next succeeding Interest Payment Date (except Notes called for redemption on a redemption date that is prior to the date two trading days after such Interest Payment Date) must be accompanied by payment of an amount equal to the interest thereon which the Record Holder thereof on such Record Date is to receive on such Interest Payment Date. A Note surrendered for conversion on an Interest Payment Date need not be accompanied by any such payment. In the case of any Note which has been converted after any Record Date and on or before the next Interest Payment Date, interest shall be paid on such Interest Payment Date to the Record Holder of such Note on such Record Date. As a result, holders that surrender Notes for conversion on a date that is not an Interest Payment Date will not receive a net payment of interest for the period from the Interest Payment Date next preceding the date of conversion to the date of conversion or for any later period, even if the Notes are surrendered after a notice of redemption (except for the payment of interest on Notes called for redemption on a redemption date that is after a Record Date and is prior to the date two trading days after the next Interest Payment Date). Subject to the aforesaid right of the Record Holder on any Record Date to receive an installment of interest, no payment or adjustment will be made on conversion for interest accrued on the converted Note or for dividends on the Common Stock issued on conversion. No fractional shares of Common Stock will be issued upon conversion, but, in lieu thereof, the Company will pay a cash adjustment based upon the market price of the Common Stock on the trading day prior to the date of conversion, as provided in the Indenture.

    In case of any consolidation or merger of the Company with or into any other corporation, or in the case of any consolidation or merger of another corporation into the Company (other than a merger which does not result in any reclassification, conversion, exchange or cancellation of shares of Common Stock), or any sale or transfer of all or substantially all of the assets of the Company, each Note shall become convertible only into the kind and amount of securities, cash or other property which the holder of such Note would have been entitled to receive upon such consolidation, merger, sale or transfer if such holder had held the Common Stock issuable upon the conversion of such Note immediately prior to such consolidation, merger, sale or transfer (assuming that such holder failed to exercise any rights of election and that such Note was then convertible).

    If at any time the Company makes a distribution of property to its stockholders which would be taxable to such stockholders as a dividend for federal income tax purposes (E.G., distributions of evidences of indebtedness or assets of the Company, but generally not stock dividends on Common Stock or rights to subscribe for Common Stock) and, pursuant to the anti-dilution provisions of the Indenture, the number of shares into which Notes are convertible is increased, such increase may be deemed for federal income tax purposes to be the payment of a taxable dividend to holders of Notes.

SUBORDINATION OF NOTES

    The payment of the principal of and premium, if any, and interest on the Notes (including the payment of the redemption price or repurchase price with respect to the Notes) will be subordinated in right of payment to the extent set forth in the Indenture to the prior payment in full of the principal of, and premium, if any, and interest on all existing and future Senior Indebtedness of the Company. The Indenture does not limit the amount of Senior Indebtedness that may be incurred by the Company or any other indebtedness or obligations that may be incurred by the Company. The Company expects from time to time to incur additional Senior Indebtedness and other indebtedness and obligations.

    The Indenture provides that in the event, and during the continuance, of a default in any payment of any Senior Indebtedness (including a default under any repurchase or redemption obligation), no payment may be made by the Company on or in respect of the Notes after written notice to the Company and the Trustee by any holder of Senior Indebtedness. Upon the occurrence and during the continuance of a default on any Senior Indebtedness (other than a payment event of default) that permits the holders of such Senior Indebtedness to accelerate its maturity, and following receipt by the Company and the Trustee of the notice provided for by the Indenture, no payment may be made on the Notes for a period of up to 179 days (a "Payment Blockage Period") during any consecutive 365-day period, unless such default is cured or waived. No more than one Payment Blockage Period may be imposed in any one 365-day period. In the event of any payment or distribution of assets of the Company resulting from any liquidation, dissolution, winding-up, reorganization or any insolvency or receivership proceedings of the Company or upon an assignment for the benefit of creditors or any other marshalling of the assets and liabilities of the Company, the holders of all Senior Indebtedness will first be entitled to receive payment in full before the holders of the Notes will be entitled to receive any payment. As a result of these subordination provisions, in the event of insolvency, holders of the Notes may recover less ratably than general creditors of the Company, and such subordination may result in a reduction or elimination of payments to holders of Notes.

    The term "Senior Indebtedness" means the principal of, premium, if any, interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding) and rent, fees, expenses, indemnities and other amounts payable on or in connection with secured Indebtedness of the Company, excluding the claims of trade creditors of the Company, whether outstanding on the date of this Indenture or thereafter created, incurred, assumed or guaranteed by the Company, unless in the case of any particular Indebtedness the instrument creating or evidencing the same or the assumption or guarantee thereof provides that such Indebtedness shall not be senior in right of payment to the Notes or provides that such Indebtedness is "pari passu" or subordinated to the Notes. Notwithstanding the foregoing, Senior Indebtedness shall not include (i) any Indebtedness of the Company to any subsidiary of the Company or (ii) any Indebtedness to the extent that it is not secured. The term "Indebtedness" means, with respect to any Person, (a) all obligations and other liabilities of such Person (i) for borrowed money, (ii) evidenced by bonds, debentures, notes or similar instruments (other than amounts owed for goods or materials purchased in the ordinary course of business or for services) or (iii) with respect to letters of credit, bank guarantees or bankers' acceptances, (b) all obligations for the payment of money in respect of leases of such Person as lessee required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on the balance sheet of such Person, (c) all direct or indirect guaranties or similar agreements by such Person in respect of, and obligations or liabilities of such Person to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another Person of the kind described in clauses
(a) and (b), (d) any indebtedness or other obligations described in clauses (a) and (b) secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by such Person, regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by such Person and (e) any and all deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in clauses (a) through (d). As of April 16, 1997, the Company had approximately $9.3 million of Senior Indebtedness outstanding, substantially all of which represents borrowings under its Revolving Line of Credit.

    The Notes are obligations exclusively of the Company and not of any subsidiary of the Company. If the Company begins to conduct business through subsidiaries, the Notes will be effectively subordinated to all indebtedness and other liabilities and commitments of such subsidiaries. To the extent that any significant operations of the Company are conducted through subsidiaries, the cash flow and the consequent ability to service debt, including the Notes, of the Company will be partially dependent upon the earnings of any such subsidiaries and the distribution of those earnings, or upon loans or other payments of funds by those subsidiaries, to the Company. No future subsidiary will have any obligation to pay any amounts due pursuant to the Notes or to make any funds available to the Company therefor. In addition, the payment of dividends and the making of loans and advances to the Company by any future subsidiaries would be (i) subject to certain statutory or contractual restrictions, (ii) dependent upon the earnings of such subsidiaries and (iii) subject to various business considerations. The Indenture does not limit the amount of indebtedness which any subsidiary can create, incur, assume or guarantee.

    In the event that, notwithstanding the foregoing, the Trustee or any holder of Notes receives any payment or distribution of assets of the Company of any kind in contravention of any of the terms of the Indenture, whether in cash, property or securities, including, without limitation, by way of set-off or otherwise, in respect of the Notes before all Senior Indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of Senior Indebtedness of the Company, and will be immediately paid over or delivered to the holders of Senior Indebtedness of the Company or their representative or representatives to the extent necessary to make payment in full of all Senior Indebtedness of the Company remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of Senior Indebtedness of the Company.

REDEMPTION AT OPTION OF COMPANY

    The Notes may not be redeemed by the Company prior to March 4, 1999. Thereafter, the Notes may be redeemed at the option of the Company, in whole or in part, upon not less than 20 nor more than 60 days' notice by mail. The redemption prices (expressed as a percentage of principal amount) are as follows for the 12-month period beginning March 1 of the following years:

                                                                REDEMPTION
YEAR                                                               PRICE
-------------------------------------------------------------  -------------
1999.........................................................       103.5%
2000.........................................................       103.0%
2001.........................................................       102.5%
2002.........................................................       102.0%
2003.........................................................       101.5%
2004.........................................................       101.0%
2005.........................................................       100.5%

and 100% on March 1, 2006, in each case together with accrued interest to the date of redemption; provided that if the date fixed for redemption shall be a date after a Record Date and on or before the related Interest Payment Date, then the semi-annual payment of interest becoming due on the Interest Payment Date shall be payable to the Record Holders on such Record Date.

    If less than all of the Notes are to be redeemed, the Trustee will select the particular Notes (or the portions thereof) to be redeemed either by lot or, in its discretion, on a pro rata basis. If any Note is to be redeemed in part only, a new Note or Notes in principal amount equal to the unredeemed principal portion thereof will be issued. If a portion of a holder's Notes are selected for partial redemption and such holder converts a portion of such Notes, such converted portion shall be deemed to be taken from the portion selected for redemption.

    No sinking fund is provided for the Notes.

REPURCHASE AT OPTION OF HOLDER UPON CHANGE IN CONTROL OR TERMINATION OF TRADING

    Upon any Designated Event (as defined below), each holder of Notes shall have the right (the "Repurchase Right"), at the holder's option, subject to the terms and conditions of the Indenture, to require the Company to repurchase all of such holder's Notes, or a portion thereof which is $1,000 or any integral multiple thereof, on the date (the "Repurchase Date") that is 45 days after the date of the Company Notice (as defined below) at a price equal to 101% of the principal amount of the Notes, plus accrued and unpaid interest to the Repurchase Date.

    Within 30 days after the occurrence of a Designated Event, the Company is obligated to mail to the Trustee and to each holder of the Notes a notice (the "Company Notice") of the occurrence of such Designated Event, and the Repurchase Right arising as a result thereof setting forth, among other things, the terms and conditions of, and the procedures required for the exercise of, such Repurchase Right. To exercise the Repurchase Right, a holder of Notes must deliver on or before the close of business on the date five days prior to the Repurchase Date written notice to the Company (or an agent designated by the Company for such purpose) and the Trustee of the holder's exercise of such Repurchase Right specifying the Notes with respect to which the right is being exercised. Such notice of exercise may be withdrawn by the holder by a written notice of withdrawal delivered to the Company or such agent at any time on or before the close of business on the Repurchase Date.

    "DESIGNATED EVENT" means a Change in Control or a Termination of Trading (each as defined below).

    "CHANGE IN CONTROL" means an event or series of events as a result of which
(i) any "person" or "group" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of shares representing more than 50% of the combined voting power of the then outstanding securities entitled to vote generally in elections of directors of the Company ("Voting Stock"), (ii) the Company consolidates with or merges into any other corporation, or conveys, transfers or leases all or substantially all of its assets to any person, or any other corporation merges into the Company, and, in the case of any such transaction, the outstanding common stock of the Company is changed or exchanged as a result, unless the stockholders of the Company immediately before such transaction own, directly or indirectly immediately following such transaction, at least 51% of the combined voting power of the outstanding voting securities of the corporation resulting from such transaction in substantially the same proportion as their ownership of the Voting Stock immediately before such transaction, or (iii) at any time Continuing Directors (as defined below) do not constitute a majority of the Board of Directors of the Company (or, if applicable, a successor corporation to the Company); provided that a Change in Control shall not be deemed to have occurred if either (x) the last sale price of the Common Stock for any five trading days during the ten trading days immediately preceding the Change in Control is at least equal to 105% of the conversion price in effect on such five trading days or (y) both (i) at least 90% of the consideration (excluding cash payments for fractional shares) in the transaction or transactions constituting the Change in Control consists of common stock or securities convertible into common stock that are, or upon issuance will be, traded on a United States national securities exchange or approved for trading on an established automated over-the-counter trading market in the United States and (ii) the last sale price of such common stock for any five trading days during the ten trading days immediately preceding the Change in Control is at least equal to 105% of the conversion price in effect on such five trading days.

    "CONTINUING DIRECTOR" means at any date a member of the Company's Board of Directors (i) who was a member of such board on February 21, 1996 or (ii) who was nominated or elected by at least a majority of the directors who were Continuing Directors at the time of such nomination or election or whose election to the Company's Board of Directors was recommended or endorsed by at least a majority of the directors who were Continuing Directors at the time of such nomination or election. (Under this definition, if the current Board of Directors of the Company were to approve a new director or directors and then resign, no Change in Control would occur even though the current Board of Directors would thereafter cease to be in office).

    No quantitative or other established meaning has been given to the phrase "all or substantially all" (which appears in the definition of Change in Control) by courts which have interpreted this phrase in various contexts. In interpreting this phrase, courts make a subjective determination as to the portion of assets conveyed, considering such factors as the value of assets conveyed and the proportion of an entity's income derived from the assets conveyed. To the extent the meaning of such phrase is uncertain, uncertainty will exist as to whether or not a Change in Control may have occurred (and, accordingly, whether or not the holders of Notes will have the right to require the Company to repurchase their Notes).

    "TERMINATION OF TRADING" shall have occurred if the Common Stock (or other common stock into which the Notes are then convertible) is neither listed for trading on a United States national securities exchange nor approved for trading on an established automated over-the-counter trading market in the United States.

    Rule 13e-4 under the Exchange Act requires the dissemination of certain information to security holders in the event of an issuer tender offer and may apply in the event that the Repurchase Right becomes available to holders of the Notes. The Company will comply with this rule to the extent applicable at that time and with Rule 14e-1 and all other applicable federal and state securities laws in connection with any such repurchase option.

    The Company may not repurchase any Notes upon a Designated Event if at such time the subordination provisions of the Indenture would prohibit the Company from making payments of principal in respect of the Notes. Agreements relating to the Company's Senior Indebtedness contain, and agreements relating to Senior Indebtedness incurred by the Company in the future are likely to contain, restrictions relating to the repurchase by the Company of the Notes pursuant to the Repurchase Right. Such provisions, together with the subordination of the Notes to all existing and future Senior Indebtedness of the Company, and the funds then available to the Company, may limit the ability of the Company to repurchase the Notes in the event of a Designated Event. Failure by the Company to repurchase the Notes when required upon a Designated Event will result in an Event of Default under the Indenture whether or not such repurchase is permitted by the subordination provisions. See -- "Subordination of Notes" and "Risk Factors -- Limitations on Repurchase Upon a Designated Event."

    The Indenture does not permit the Company's Board of Directors to waive the Company's obligation to repurchase the Notes at the option of the holder pursuant to the Repurchase Right in the event of a Designated Event. The Repurchase Right, however, would not necessarily afford holders of the Notes protection in the event of highly leveraged or other transactions involving the Company that may adversely affect holders of the Notes. Notwithstanding the foregoing, the right to require the Company to repurchase the Notes pursuant to the Repurchase Right could delay or deter a potential acquisition of the Company regardless of whether such acquisition is supported or approved by the Board of Directors of the Company.

    If a Designated Event were to occur, there can be no assurance that the Company would be able to obtain sufficient funds with which to repurchase all the Notes tendered by the holders thereof.

MERGERS AND SALES OF ASSETS BY THE COMPANY

    The Company may not consolidate with or merge into any other Person, or transfer or lease its properties and assets substantially as an entirety to any Person, unless (i) either the Company is the surviving corporation or the Person formed by such consolidation or into which the Company is merged or the Person to which the properties and assets of the Company are so transferred or leased shall be a corporation organized and existing under the laws of the United States, any State thereof or the District of Columbia and shall expressly assume the payment of the principal of and premium, if any, and interest on the Notes and the performance of the other covenants of the Company under the Indenture and shall have provided for conversion rights in accordance with the Indenture, and (ii) immediately after giving effect to such transaction, no Event of Default, or event which, with the giving of notice or the passing of time, or both, would become an Event of Default, shall have occurred and be continuing.

TRANSACTIONS WITH AFFILIATES

    The Indenture provides that the Company will not sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless (i) such Affiliate Transaction is on terms that are no less favorable to the Company than those that would have been obtained on an arm's-length basis in a comparable transaction by the Company or with an unrelated Person and (ii) prior to the consummation of any such Affiliate Transaction the Company delivers to the Trustee (x) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments in excess of $500,000, a resolution of the disinterested members of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (i) above and that such Affiliate Transaction was approved by a majority of the disinterested members of the Board of Directors and (y) with respect to any Affiliate Transaction involving aggregate payments in excess of $15 million, in addition to the requirements specified in clause (x), a written opinion as to the fairness of such Affiliate Transaction to the Company from a financial point of view issued by an investment banking firm of national standing, or in the case of a transaction involving the sale, lease, transfer or purchase of assets subject to valuation, such as real estate, a written appraisal by a nationally recognized appraisal firm; PROVIDED, HOWEVER, that any employment agreement or management agreement entered into by the Company in the ordinary course of business and consistent with the past practice of the Company that is approved by the Board of Directors of the Company (including a majority of the disinterested members in the case of an agreement with a person who is a member of the Board of Directors) shall not be deemed to be an Affiliate Transaction.

MODIFICATION OF THE INDENTURE

    Modifications and amendments of the Indenture may be made, and certain defaults by the Company may be waived, with the consent of the holders of not less than a majority in aggregate principal amount of the Notes at the time Outstanding. However, no such modification or amendment may, without the consent of the holder of each Outstanding Note affected thereby, (i) change the stated maturity date of the principal of, or any installment of interest on, any Note,
(ii) reduce the principal amount of, or the rate of interest on, or any premium payable on, any Note, whether upon acceleration, redemption or otherwise, (iii) change the place or currency for payment of principal of, or premium or interest on, any Note, (iv) impair the right to institute suit for the enforcement of any such payment when due, (v) adversely affect the right provided in the Indenture to convert any Note, (vi) modify the provisions of the Indenture with respect to the subordination of the Notes in a manner adverse to the holders, (vii) modify the provisions relating to the Repurchase Right of the holders in a manner adverse to the holders, (viii) reduce the percentage of principal amount of Outstanding Notes necessary to modify or amend the Indenture or to consent to any waiver provided for in the Indenture, or (ix) modify the obligation of the Company to deliver information required under Rule 144A to permit resales of Notes and Common Stock issuable upon conversion thereof in the event the Company ceases to be subject to certain reporting requirements under the United States securities laws.

Without the consent of or notice to any holder of the Notes, the Company and the Trustee may amend or supplement the Indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor corporation of the obligations of the Company under the Indenture if in compliance with the Indenture, to make any change that does not adversely affect the rights of any holder of the Notes or to comply with any requirement of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act.

EVENTS OF DEFAULT

    The following are Events of Default under the Indenture: (i) default in the payment of any interest on any Note when due, continuing for 30 days, whether or not such payment is prohibited by the subordination provisions of the Indenture,
(ii) default in the payment of principal or premium, if any, or in the payment of any redemption obligation, when due, whether or not such payment is prohibited by the subordination provisions of the Indenture, (iii) failure to perform any other covenant of the Company under the Indenture, continuing for 60 days after written notice as provided in the Indenture, (iv) default (after giving effect to any applicable grace periods or waivers or any extension of any maturity date) under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness by the Company (or the payment of which is guaranteed by the Company) whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture if (a) either (1) such default results from the failure to pay principal of, or interest on, such Indebtedness or (2) as a result of such default the maturity of such Indebtedness has been accelerated, and (b) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness with respect to which such a payment default (after the expiration of any applicable grace period or any extension of the maturity date) has occurred, or the maturity of which has been so accelerated, exceeds $2.5 million in the aggregate at any one time; (v) failure by the Company to pay final judgments in excess of $1.0 million which judgments are not stayed within 60 days after their entry, and (vi) certain events of bankruptcy, insolvency or reorganization.

    If an Event of Default shall occur and be continuing, the Trustee or the holders of not less than 25% in principal amount of the Outstanding Notes may accelerate the maturity of all Notes. Under certain circumstances, however, such declarations may be annulled and past defaults (other than certain payment defaults) may be waived by the holders of a majority in principal amount of the Outstanding Notes. If an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization were to occur, all unpaid principal of and accrued interest on the Outstanding Notes will become due and payable immediately without any declaration or other act on the part of the Trustee or any holders of Notes.

    The Indenture provides that the Trustee shall, within 90 days after the occurrence of a default, give to the registered holders of Notes notice of all uncured defaults known to it, but the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the Notes when due or in the payment of any redemption obligation.

    The holders of not less than a majority in principal amount of the Outstanding Notes may on behalf of the holders of all Notes waive any past defaults, except a default in payment of the principal of, or premium, if any, or interest on, any Note when due or in respect of certain provisions of the Indenture which cannot be modified or amended without the consent of the holder of each Outstanding Note affected thereby.

    The Company is required to furnish to the Trustee annually a statement of certain officers of the Company stating whether or not to the best of their knowledge the Company is in default in the performance and observance of certain terms of the Indenture and, if they have knowledge that the Company is in default, specifying such default.

REGISTRATION RIGHTS

    Pursuant to the Registration Rights Agreement between the Company and the Initial Purchasers, the Company has filed with the Commission a registration statement on Form S-2 (the "Shelf Registration Statement"), of which this prospectus is a part, to cover resales by holders of the Notes and the sale of the Conversion Shares (together, the "Securities"). The Shelf Registration Statement became effective on June 7, 1996. The Company will use its best efforts to keep the Shelf Registration Statement effective for three years after March 22, 1996 (the latest date of original issuance of any of the Notes). The Company will be permitted, upon notice (a "Suspension Notice") to each record holder of Securities (and to certain other owners of Securities of which the Company has actual knowledge as provided in the Registration Rights Agreement), to suspend the use of this prospectus (which is a part of the Shelf Registration Statement) in connection with sales of Securities by holders during certain periods of time (each a "Suspension Period") under certain circumstances relating to pending corporate developments and public filings with the Commission and similar events. The Registration Rights Agreement provides that if (i) the Shelf Registration Statement is not filed with the Commission on or prior to 60 days after February 26, 1996, (ii) the Shelf Registration Statement has not been declared effective by the Commission within 120 days after February 26, 1996, (iii) the Shelf Registration Statement is filed and declared effective but shall thereafter cease to be effective (without being succeeded immediately by an additional Shelf Registration Statement filed and declared effective) for more than 30 days, (iv) the Company shall have delivered a Suspension Notice to holders of Securities suspending the use of the prospectus, and the related Suspension Period shall have continued for over 30 days after any such holder has delivered a notice to the Company representing that it has a good faith present intention to sell Securities under the Shelf Registration Statement, or
(v) there shall be more than an aggregate of 60 days in any twelve consecutive months in which one or more Suspension Periods shall be continuing following such notice from any holder or holders of their intention to sell Securities (each such event referred to in clauses (i) through (v), a "Registration Default"), the Company will pay liquidated damages to each holder of Securities, during the first 90- day period immediately following the occurrence of such Registration Default in an amount equal to $0.05 per week per $1,000 principal amount of Notes and, if applicable, $0.01 per week per share (subject to adjustment in the event of stock splits, stock recombinations, stock dividends and the like) of Common Stock issued upon conversion of the Notes held by such holder. The amount of the liquidated damages will increase by an additional $0.05 per week per $1,000 principal amount of Notes or $0.01 per week per share (subject to adjustment as set forth above) of Common Stock upon conversion of the Notes for each subsequent 90-day period until the applicable Registration Statement is filed and the applicable Registration Statement is declared effective, or the Shelf Registration Statement again becomes effective, as the case may be, up to a maximum amount of liquidated damages of $0.25 per week per $1,000 principal amount of Notes or $0.05 per week per share (subject to adjustment as set forth above) of Common Stock. Following the cure of a Registration Default, liquidated damages will cease to accrue with respect to such Registration Default. The Company will provide to each registered holder copies of this prospectus, notify each registered holder when the Shelf Registration Statement has become effective and take certain other actions as are required to permit unrestricted resales of the Securities. A holder who sells the Securities pursuant to the Shelf Registration Statement generally will be required to be named as a Selling Securityholder in the related prospectus and to deliver a prospectus to purchasers and will be bound by the provisions of the Registration Rights Agreement which are applicable to such holder (including certain indemnification provisions).

    The specific provisions relating to the registrations described above are contained in the Registration Rights Agreement.

FORM AND REGISTRATION

    GLOBAL NOTE; BOOK ENTRY FORM

    Notes held by "qualified institutional buyers," as defined in Rule 144A under the Securities Act ("Qualified Institutional Buyers" or "QIBs") or by a person who is not a U.S. person who acquired such Note in an "offshore transaction" in reliance on Regulation S under the Securities Act (a "Non-U.S. Person"), but not by other purchasers, are evidenced by a global note (the "Global Note") which has been deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC") and registered in the name of Cede & Co. ("Cede") as DTC's nominee. Except as set forth below, the record ownership of the Global Note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

    A Qualified Institutional Buyer or Non-U.S. Person may hold its interest in the Global Note directly through DTC if such Qualified Institutional Buyer is a participant in DTC, or indirectly through organizations which are participants in DTC (the "Participants"). Transfers between Participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in the Global Note to such persons may be limited.

    Qualified Institutional Buyers and Non-U.S. Persons who are not Participants may beneficially own interests in the Global Note held by DTC only through Participants or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants"). So long as Cede, as the nominee of DTC, is the registered owner of the Global Note, Cede for all purposes will be considered the sole holder of the Global Note. Owners of beneficial interests in the Global Note will be entitled to have certificates registered in their names and to receive physical delivery of certificates in definitive form.

    Payment of interest on and the redemption price of the Global Note will be made to Cede, the nominee for DTC as the registered owner of the Global Note by wire transfer of immediately available funds on each Interest Payment Date. Neither the Company, the Trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of a beneficial ownership interest in the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    The Company has been informed by DTC that, with respect to any payment of interest on and the redemption price of the Global Note, DTC's practice is to credit Participants' accounts on the payment date therefor with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by the Global Note as shown on the records of DTC, unless DTC has reason to believe that it will not receive payment on such payment date. Payments by Participants to owners of beneficial interests in the principal amount represented by the Global Note held through such Participants will be the responsibility of such Participants, as is now the case with securities held for the accounts of customers registered in "street name."

    Because DTC can only act on behalf of Participants, who in turn act on behalf of Indirect Participants and certain banks, the ability of a person having a beneficial interest in the principal amount represented by the Global Note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest.

    Neither the Company nor the Trustee (or any registrar, paying agent or conversion agent under the Indenture) will have any responsibility for the performance by DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations. DTC has advised the Company that it will take any action permitted to be taken by a holder of Notes (including, without limitation, the presentation of Notes for exchange as described below) only at the direction of one or more Participants to whose account DTC interests in the Global Note are credited and only in respect of the principal amount of the Notes represented by the Global Note as to which such Participant or Participants has or have given such direction.

    DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its Participants and to facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes to accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations such as the Initial Purchasers. Certain of such Participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with a Participant, either directly or indirectly.

    Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among Participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depository and a successor depository is not appointed by the Company within 90 days, the Company will cause the Notes to be issued in definitive form in exchange for the Global Note.

    CERTIFICATED NOTES

    Notes sold to investors that are not Qualified Institutional Buyers or Non-U.S. Persons will be issued in definitive registered form and may not be represented by the Global Note. In addition, Qualified Institutional Buyers may request that certificated Notes be issued in exchange for Notes represented by the Global Note. Furthermore, certificated Notes may be issued in exchange for Notes represented by the Global Note if no successor depository is appointed by the Company as set forth above.

THE TRUSTEE

    The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will be required to exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

    The Indenture contains limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions, provided, however, that if it acquires any conflicting interest (as defined in the Indenture) it must eliminate such conflict within 90 days, apply to the Commission for permission to continue, or resign.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

    The Company has 30,000,000 authorized shares of the Common Stock, $0.001 par value, of which 9,062,685 shares were issued and outstanding as of April 16, 1997. Holders of the Common Stock are entitled to one vote per share on all matters requiring stockholder action. The Company's Restated Certificate of Incorporation does not permit cumulative voting for the election of directors. The holders of the Common Stock have no preemptive or other subscription rights and there are no redemption, sinking fund or conversion privileges applicable thereto. The holders of the Common Stock are entitled to receive dividends as and when declared by the Board of Directors out of funds legally available therefor. Upon liquidation, dissolution or winding up of the Company, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. All outstanding shares of the Common Stock are fully paid and non-assessable.

PREFERRED STOCK

    The Company has 10,000 authorized shares of preferred stock, $0.001 par value, none of which was issued and outstanding as of April 16, 1997. The Company's Restated Certificate of Incorporation permits the terms, rights and preferences of any preferred stock issued in the future, including dividend rates, voting rights, redemption prices, maturity dates, liquidation preference and similar matters, to be determined by the Company's Board of Directors at the time such issuance is approved. Management does not presently know whether any shares of preferred stock will actually be issued or, if issued, what the terms, rights and preferences thereof will be. Under the Delaware General Corporation Law ("Delaware Law"), however, the holders of such preferred stock will not have any preemptive rights with respect to any future issuance of shares of the Common Stock or preferred stock, unless the Company's Restated Certificate of Incorporation is amended to provide for such rights.

CERTAIN CERTIFICATE OF INCORPORATION AND STATUTORY PROVISIONS

    LIMITATIONS OF LIABILITY OF DIRECTORS. The Company's Restated Certificate of Incorporation includes a provision eliminating director liability to the fullest extent permissible under Delaware Law, as such law currently exists or as it may be amended in the future. Delaware corporations are permitted to adopt provisions in their certificates of incorporation eliminating the monetary liability of directors for certain breaches of duty. Such provisions are subject to exceptions, as described below.

    Under Delaware Law, a Delaware corporation may include a provision in its certificate of incorporation which eliminates or limits the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. However, such a provision may not eliminate or limit a director's liability for (i) breaches of the duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law,
(iii) the payment of unlawful dividends or unlawful stock purchases or redemptions, or (iv) transactions in which a director receives an improper personal benefit.

    DELAWARE ANTI-TAKEOVER LAW. The Company is subject to Section 203 of Delaware Law. Section 203 prohibits a publicly held Delaware corporation from engaging in certain "business combinations" with an "interested stockholder" for three years following the date that a person becomes an interested stockholder unless the transaction is approved in the prescribed manner. A business combination includes mergers, stock or asset sales and other transactions resulting in a financial benefit to the interested stockholders. With certain exceptions, an interested stockholder is a person who (i) owns 15% or more of the corporation's outstanding voting stock, and the affiliates and associates of such person, or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the previous three years, and the affiliates and associates of such person.

    Certain of the provisions described above may have the effect of delaying stockholder actions with respect to certain business combinations and the election of new members to the Board of Directors. As such, the provisions could have the effect of discouraging open market purchases of shares of the Company's Common Stock because they may be considered disadvantageous by a stockholder who desires to participate in a business combination or elect a new director.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Company's securities is OTR, Inc., Portland, Oregon.

                            SELLING SECURITYHOLDERS

    The Notes were initially issued and sold pursuant to a purchase agreement dated February 21, 1996 (the "Purchase Agreement") among the Company and the Initial Purchasers. The Notes were acquired (a) from the Initial Purchasers by the Selling Securityholders in compliance with Rule 144A, Regulation D or Regulation S under the Securities Act or (b) in other permitted resale transactions exempt from registration under the Securities Act from the Initial Purchasers or holders who acquired the Notes from the Initial Purchasers or other prior holders thereof. The Company has agreed to indemnify and hold the Initial Purchasers harmless against certain liabilities under the Securities Act that could arise in connection with the sale of the Notes by the Initial Purchasers.

    Jefferies & Company, Inc. ("Jefferies") was one of the Initial Purchasers of the Notes. Jefferies has from time to time rendered financial advisory services on behalf of the Company.

    Except as set forth above, none of the Selling Securityholders has had a material relationship with the Company or any of its predecessors or affiliates within the past three years.

    The following table sets forth certain information as of May 9, 1996 as to the security ownership of the Selling Securityholders. The chart includes information furnished to the Company by DTC.

    Information concerning the Selling Securityholders may change from time to time and any such changed information will be set forth in supplements to this prospectus if and when necessary.

                                                  AGGREGATE PRINCIPAL     NUMBER OF SHARES OF
                                                        AMOUNT             COMMON STOCK THAT
NAME                                           OF NOTES THAT MAY BE SOLD    MAY BE SOLD (1)
---------------------------------------------  -------------------------  -------------------
American Express Financial...................            3,000,000                212,389
Bank of New York.............................           11,940,000                845,309
Bankers Trust Company........................            9,635,000                682,123
Barclay Bank.................................              350,000                 24,778
Bear, Stearns & Co., Inc.....................            1,000,000                 70,796
Boston Safe..................................              965,000                 68,318
Alex. Brown & Sons, Inc......................              250,000                 17,699
Chase Manhattan Bank, N.A....................              100,000                  7,079
Chemical Bank................................            1,000,000                 70,796
Custodial Trust..............................            3,880,000                274,690
Firstar Trust Company........................              500,000                 35,398
First National Bank of Omaha.................              500,000                 35,398
First Alabama Bank...........................              300,000                 21,238
Gales and Company............................              125,000                  8,849
Hare & Co....................................              245,000                 17,345
Harris Trust & Savings Bank..................            1,400,000                 99,115
Jefferies & Company, Inc.....................            1,115,000                 78,938
Lazard Freres................................              100,000                  7,079
Lazard Freres & Co. LLC......................              230,000                 16,283
Lehman Brothers..............................              250,000                 17,699
Morgan Guaranty Trust Co.....................            1,500,000                106,194
NBD Bank.....................................              750,000                 53,097
Northern Trust Co............................            2,130,000                150,796
PNC Bank, NA.................................              200,000                 14,159
Provident Life...............................            1,000,000                 70,796
Republic Bank of New York....................              600,000                 42,477
Society Bank.................................            2,385,000                168,849
Spear Leads..................................            1,500,000                106,194
SSB Custodial................................            5,130,000                363,185
Suntrust Banks...............................               25,000                  1,769
Wachovia Bank................................              610,000                 43,185
Wagner, Stott & Co...........................              400,000                 28,318
First Trust NA...............................              140,000                  9,911
The Fifth-Third Bank.........................            2,500,000                176,991

------------------------
(1) Assumes a conversion price of $14.125 per share and a cash payment in lieu of any fractional interest.

                              PLAN OF DISTRIBUTION

    The Notes and the Conversion Shares are being registered to permit public secondary trading of such securities by the holders thereof from time to time after the date of this prospectus. The Company has agreed, among other things, to bear substantially all expenses (other than broker's commission or underwriter's discount or commission) in connection with the registration and sale of the Notes and the Conversion Shares covered by this prospectus.

    The Company will not receive any of the proceeds from the offering of Notes and the Conversion Shares by the Selling Securityholders. The Selling Securityholders may sell all or a portion of the Notes and the Conversion Shares beneficially owned by them and offered hereby from time to time on any exchange on which the securities are listed on terms to be determined at the times of such sales. The Selling Securityholders may also make private sales directly or through a broker or brokers. Alternatively, any of the Selling Securityholders may from time to time offer the Notes or shares of Common Stock beneficially owned by them through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the Selling Securityholders and the purchasers of the Notes or Conversion Shares for whom they may act as agent. The aggregate proceeds to the Selling Securityholders from the sale of the Notes or Conversion Shares offered by them hereby will be the purchase price of such Notes or Conversion Shares less discounts and commissions, if any.

    The Notes and the Conversion Shares may be sold from time to time in one or more transactions at fixed offering prices, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the holders of such securities or by agreement between such holders and underwriters or dealers who may receive fees or commissions in connection therewith.

    The Company's outstanding Common Stock is listed for trading on Nasdaq and the Company has listed the Conversion Shares on Nasdaq. The Initial Purchasers have advised the Company that they are making and currently intend to continue making a market in the Notes; however, they are not obligated to do so and any such market-making may be discontinued at any time without notice, in the sole discretion of the Initial Purchasers. The Company does not intend to apply for listing of the Notes on any securities exchange. Accordingly, no assurance can be given as to the development of any trading market that may develop for the Notes. See "Risk Factors -- Absence of a Public Market for the Notes."

    In order to comply with the securities laws of certain states, if applicable, the Notes and the Conversion Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Notes and the Conversion Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

    The Selling Securityholders and any broker-dealers, agents or underwriters that participate with the Selling Securityholders in the distribution of the Notes or the Conversion Shares may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any commissions received by such broker-dealers, agents or underwriters and any profits realized by the Selling Securityholders on the resale of the Notes or the Conversion Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

    In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. There is no assurance that any Selling Securityholder will sell any or all of the Notes or Common Stock described herein, and any Selling Securityholder may transfer, devise or gift such securities by other means not described herein.

    The Notes were originally sold to the Initial Purchasers in February and March 1996 in a private placement. The Company agreed to indemnify and hold the Initial Purchasers harmless against certain liabilities which they may incur under the Securities Act, the Exchange Act or otherwise that could arise in connection with the sale of the Notes by the Initial Purchasers.

    The Shelf Registration Statement to which this prospectus relates became effective on June 7, 1996. The Company will use its best efforts to keep the Shelf Registration Statement effective for a period of three years from March 22, 1996 (the latest date of original issuance of the Notes), or until the Shelf Registration Statement is no longer required for transfer of the Notes or the Conversion Shares. The Company is permitted to suspend the use of this prospectus in connection with the sales of Notes and the Conversion Shares by holders upon the happening of certain events or if there exists any fact that makes any statement of material fact made in this prospectus untrue or that requires the making of additions to or changes in the prospectus in order to make the statements herein not misleading until such time as the Company advises the Selling Securityholders that use of the prospectus may be resumed. Expenses of preparing and filing the registration statement and all post-effective amendments will be borne by the Company.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

    The following is a general discussion of certain United States federal income tax considerations relevant to beneficial owners ("Owners") of the Notes or the Conversion Shares. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations and Internal Revenue Service ("IRS") rulings, changes to any of which subsequent to the date hereof may affect the tax considerations discussed herein.

    This discussion is for general information only and does not address all aspects of United States federal income taxation that may be relevant to Owners of the Notes or the Conversion Shares. This discussion does not describe the tax consequences arising under the laws of any foreign, state or local jurisdiction, nor does it describe all of the tax consequences that may be relevant to particular purchasers in light of their personal circumstances, or to certain types of purchasers (such as certain financial institutions, insurance companies, tax-exempt entities, dealers in securities or persons who hold the Notes or the Conversion Shares in connection with a straddle) who may be subject to special rules. This discussion assumes that each Owner holds the Notes or the Conversion Shares as capital assets within the meaning of section 1221 of the Code.

    For the purpose of this discussion, the term "U.S. Person" means (i) a citizen or resident of the United States, a corporation or partnership created or organized in the United States or any state thereof, or an estate, the income of which is includible in income for United States federal income tax purposes regardless of its source or (ii) a trust with respect to which a U.S. Court can exercise primary jurisdiction and one or more U.S. fiduciaries have the authority to control all substantial decisions.

    PROSPECTIVE PURCHASERS OF THE NOTES OR THE CONVERSION SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THEIR PARTICIPATION IN THIS OFFERING, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING CONVERSION OF THE NOTES, AND THE EFFECT THAT THEIR PARTICULAR CIRCUMSTANCES MAY HAVE ON SUCH TAX CONSEQUENCES.

U.S. PERSONS

    INTEREST. Interest on a Note will be taxable to an Owner who is a U.S. Person as ordinary interest income in accordance with the Owner's method of tax accounting at the time that such interest is accrued or actually or constructively received.

    MARKET DISCOUNT. An Owner that purchases a Note at a "market discount" (i.e., at a price less than its stated principal amount) will be required (unless such difference is less than a specified DE MINIMIS amount) to treat any principal payments on, or any gain realized upon the disposition or retirement of, such Note as interest income to the extent of the market discount that accrued while such Owner held such Note, unless the Owner elects to include such market discount in income on a current basis. If such Note is disposed of in a nontaxable transaction (other than conversion of the Note for common stock or a nonrecognition transaction described in section 1276(d) of the Code), accrued market discount will be includible as ordinary income to the Owner as if such Owner had sold the Note as its then fair market value. An Owner of a Note that acquired it at a market discount and that does not elect to include market discount in income on a current basis also may be required to defer the deduction for a portion of the interest expense on any indebtedness incurred or continued to purchase or carry the Note until the deferred income is realized.

    PREMIUM. An Owner that purchases a Note for an amount in excess of the sum of its stated principal amount and the fair market value of the conversion right as of the date of purchase will be treated as having premium with respect to such Note in the amount of such excess. If such an Owner makes an election under section 171(c)(2) of the Code to treat such premium as "amortizable bond premium," the amount of interest that must be included in such Owner's income for each taxable year will be reduced by the portion of the premium allocable to such year. An Owner's amortizable bond premium generally is allocated first to
(i) each period ending on a call date, if any, after such Owner's Note acquisition date and (ii) the period ending on the date such Note is sold or otherwise disposed of. Amortizable bond premium is further allocated to the Owner's taxable years within each such period by the constant yield method. The practical effect of this method of allocation is to defer the tax benefits attributable to an Owner's bond premium to the later years in which its Notes are outstanding. If the Note is in fact redeemed, any unamortized premium allocable to the taxable year of the redemption may be deducted in that year. If an Owner makes the election under section 171(c)(2), the election also shall apply to all bonds the interest on which is not excludible from gross income ("fully taxable bonds") held by the Owner at the beginning of the first taxable year to which the election applies and to all fully taxable bonds thereafter acquired by it, and the election is irrevocable without the consent of the IRS. If the election is not made, an Owner must include the full amount of each interest payment in income in accordance with its regular method of accounting and will receive a tax benefit from the premium only in computing its gain or loss upon the sale or other disposition or retirement of the Note.

    THE TAX ACCOUNTING FOR BOND PREMIUM, IF ANY, PAID ON THE ACQUISITION OF A
NOTE IS COMPLICATED AND UNCERTAIN IN SEVERAL RESPECTS, PARTICULARLY IN CONNECTION WITH THE ALLOCATION OF BOND PREMIUM TO AN OWNER'S TAXABLE YEAR. IN ADDITION, ON JUNE 27, 1996, THE IRS PROPOSED REGULATIONS CONCERNING THE TAX TREATMENT OF AMORTIZABLE BOND PREMIUM. THESE REGULATIONS, IF EFFECTIVE, MAY CHANGE THE TAX ACCOUNTING FOR AMORTIZABLE BOND PREMIUM AS DESCRIBED HEREIN. THE IRS HAS PROPOSED THAT THESE REGULATIONS BECOME EFFECTIVE FOR BONDS ACQUIRED ON OR AFTER THE DATE THAT IS 60 DAYS AFTER THE DATE SUCH REGULATIONS ARE ISSUED IN FINAL FORM IN THE FEDERAL REGISTER. THE COMPANY ADVISES EACH PURCHASER TO CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX ACCOUNTING FOR BOND PREMIUM RELATING TO THE NOTES.

    ACCRUAL METHOD ELECTION. Under applicable Treasury regulations, an Owner of a Note is permitted to elect to include in gross income its entire return on a Note (i.e., the excess of all remaining payments to be received on the Note over the amount paid for the Note by such Owner) based on the compounding of interest at a constant rate. Such an election for a Note with amortizable bond premium (or market discount) will result in a deemed election for all of the Owner's debt instruments with amortizable bond premium (or market discount) and may be revoked only with the permission of the IRS.

    ADJUSTMENTS TO THE CONVERSION PRICE. The Indenture provides for an adjustment to the conversion price of the Notes upon the occurrence of certain events, one of which is a distribution by the Company of cash or property to its stockholders together with a reduction in the conversion price to the Owners. Such a reduction in the conversion price could be treated as a taxable stock dividend under section 305 of the Code, and the Owners would recognize taxable income as the result of an event with respect to which they receive no cash or property from the Company.

    CONVERSION OF NOTES. An Owner of a Note will not recognize gain or loss on the conversion of the Note into the Conversion Shares except to the extent, if any, that the Common Stock issued upon the conversion is attributable to accrued interest on the Note. The Owner's aggregate tax basis in the Conversion Shares will equal the Owner's aggregate basis in the Note exchanged therefor (less any portion of that basis allocable to cash received in lieu of a fractional share). The holding period of the Conversion Shares received by the Owner upon conversion of the Note will include the period during which the Owner held the Note prior to the conversion.

    Cash received in lieu of a fractional share of Common Stock will be treated as a payment in exchange for such fractional share. Gain or loss recognized on the receipt of cash paid in lieu of such fractional shares generally will equal the difference between the amount of cash received and the basis allocable to the fractional shares.

    If an Owner acquires the Note at a market discount and receives Common Stock upon conversion of the Note, the amount of accrued market discount with respect to the converted Note through the date of the conversion will be treated as ordinary income on the disposition of the Common Stock.

    OWNERSHIP OF SHARES OF COMMON STOCK. Distributions on shares of Common Stock will constitute dividends for United States federal income tax purposes to the extent of current or accumulated earnings and profits of the Company as determined under United States federal income tax principles. Dividends paid to Owners that are United States corporations may qualify for the dividends-received deduction. Individuals, partnerships, trusts, and certain corporations, including certain corporations that are not U.S. Persons, are not entitled to the dividends-received deduction.

    To the extent, if any, that an Owner receives a distribution on shares of Common Stock that would otherwise constitute a dividend for United States federal income tax purposes but that exceeds current and accumulated earnings and profits of the Company, such distribution will be treated first as a non-taxable return of capital reducing the Owner's basis in the shares of Common Stock. Any such distribution in excess of the Owner's basis in the shares of Common Stock will be treated as a capital gain.

SALE OR EXCHANGE OF NOTES OR SHARES OF COMMON STOCK

    In general, an Owner of a Note will recognize gain or loss upon the sale, redemption, retirement or other disposition of the Note measured by the difference between the amount of cash and the fair market value of any property received (except to the extent attributable to the payment of accrued interest) and the Owner's adjusted tax basis in the Note. An Owner's tax basis in a Note generally will equal the cost of the Note to the Owner increased by the amount of market discount previously taken into income by the Owner or decreased by any bond premium applied to reduce interest payments as described above. In general, each Owner of Common Stock into which the Notes are converted will recognize gain or loss upon the sale, exchange, redemption or other disposition of the Common Stock under rules similar to those applicable to the Notes. The basis and holding period of shares of Common Stock is discussed above under "CONVERSION OF NOTES." Special rules may apply to redemptions of Common Stock which may result in the amount paid being treated as a dividend. Subject to the market discount rules discussed above, the gain or loss on the disposition of the Notes or shares of Common Stock will be capital gain or loss and will be long-term gain or loss if the Notes or shares of Common Stock have been held for more than one year at the time of such disposition.

NON-U.S. PERSONS

    PAYMENTS OF INTEREST. Each payment of interest on a Note to an Owner who is not a U.S. Person (a "Non-U.S. Person") will be subject to a 30 percent U.S. income and withholding tax, unless one of the following three exemptions applies:

    EXEMPTION FOR NON-U.S. PERSONS WHO PROVIDE IRS FORM W-8. Payment of interest on a Note to any Non-U.S. Person will be exempt from U.S. federal income and withholding taxes, provided the following conditions are satisfied.

        (1) the last U.S. payor in the chain of payment prior to payment to a Non-U.S. Person (the "Withholding Agent") has received in the year in which such payment occurs, or in either of the two preceding years, a statement that (a) is signed by the Owner of the Note under penalties of perjury, (b) certifies that such Owner is not a U.S. Person and (c) provides the name, address and taxpayer identification number, if any, of the Owner;

        (2) neither the Withholding Agent nor any intermediary between the Owner and the Withholding Agent has actual knowledge that such non-U.S. beneficial ownership statement is false; and

        (3) the Owner is not an "excluded person" (i.e., (a) a bank that receives payments on the Notes that are described in section 881(c)(3)(A) of the Code, (b) a 10 percent shareholder of the Corporation within the meaning of section 871(h)(3)(B) of the Code, or (c) a "controlled foreign corporation" related to the Company within the meaning of section 881(c)(3)(C) of the Code).

    The non-U.S. beneficial ownership statement referred to above may be made on an IRS Form W-8 or a substantially similar substitute form. The Owner must inform the Withholding Agent (or the last intermediary in the chain between the Withholding Agent and the Owner) of any change in the information on the statement within 30 days of such change. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent on behalf of the Owner. In such case, however, the signed statement must be accompanied by a copy of a Form W-8 or substitute form provided by the Owner to the organization or institution. In all cases, the Form W-8 or substitute form must be filed by the Withholding Agent with the IRS. The U.S. Treasury Department is empowered to publish a determination that a beneficial ownership statement from any person or class of persons will not be sufficient to preclude the imposition of federal withholding tax with respect to payments of interest made at least one month after the publication of such determination.

    REDUCED RATE FOR NON-U.S. PERSONS ENTITLED TO THE BENEFITS OF A TREATY (IRS FORM 1001). An Owner that is a Non-U.S. Person entitled to the benefit of an income tax treaty to which the United States is a party can obtain a reduction of income and withholding tax (depending on the terms of the treaty) by providing to the Withholding Agent a properly completed IRS Form 1001 prior to the payment of interest, unless the Withholding Agent has actual knowledge that the form is false.

    EXEMPTION FOR NON-U.S. PERSONS WITH EFFECTIVELY CONNECTED INCOME (IRS FORM
4224). An Owner that is a Non-U.S. Person that conducts a trade or business in the United States with which income on a Note is effectively connected can obtain an exemption from withholding tax by providing to the Withholding Agent a properly completed IRS Form 4224 prior to the payment of interest, unless the Withholding Agent has actual knowledge that the form is false. Payments of interest on a Note that are effectively connected with the conduct of a trade or business in the United States by an Owner who is a Non-U.S. Person, although exempt from the withholding tax, may be subject to graduated U.S. federal income tax as if such amounts were earned by a U.S. Person.

    In certain circumstances, amounts not exempted from tax and withheld may be allowed as a refund or as a credit against the Owner's U.S. federal income tax.

    CONVERSION OF NOTES. An Owner that is a Non-U.S. Person generally will not be subject to United States federal income tax on the conversion of a Note into shares of Common Stock. To the extent a

Non-U.S. Person receives cash in lieu of a fractional share on conversion, such cash may give rise to gain that would be subject to the rules described below with respect to the sale or exchange of a Note or shares of Common Stock.

    DISTRIBUTIONS ON SHARES OF COMMON STOCK. Generally, any distribution on shares of Common Stock to an Owner that is a Non-U.S. Person will be subject to United States federal income tax withholding at a rate of 30 percent unless one of the following two rules applies:

    REDUCED RATE FOR NON-U.S. PERSONS ENTITLED TO THE BENEFITS OF A TREATY (IRS FORM 1001). Under current Treasury regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country for purposes of determining the applicability of a tax treaty providing for a reduced rate of withholding to a resident of a treaty partner. Treasury regulations issued in April 1996, however, would, if finalized in their current form, require Non-U.S. Persons to file a withholding certificate with the Withholding Agent (or under certain circumstances, a "qualified intermediary") to obtain the benefit of an applicable tax treaty providing a reduced rate of withholding on dividends. The required withholding certificate would have to contain the name and address of the Non-U.S. Person and the basis for any reduced rate claimed. See the discussion below under "Proposed Regulations Relating to Withholding and Information Reporting".

    EXEMPTION FOR NON-U.S. PERSONS WITH EFFECTIVELY CONNECTED INCOME (IRS FORM
4224). An Owner that is a Non-U.S. Person that conducts a trade or business in the United States with which dividends on common stocks are effectively connected can obtain an exemption from withholding tax by providing to the Withholding Agent a properly completed IRS Form 4224 prior to the payment of dividends, unless the Withholding Agent has actual knowledge that the form is false. Payments of dividends that are effectively connected with the conduct of a trade or business in the United States by an Owner who is a Non-U.S. Person, although exempt from the withholding tax, may be subject to graduated U.S. federal income tax as if such amounts were earned by a U.S. Person.

    In certain circumstances, amounts not exempted from tax and withheld may be allowed as a refund or as a credit against the Owner's U.S. federal income tax.

    SALE OR EXCHANGE OF NOTES OR SHARES OF COMMON STOCK. An Owner that is a Non-U.S. Person generally will not be subject to United States federal income tax on gain recognized upon the sale or other disposition (including a redemption) of a Note or the Conversion Shares (including the receipt of cash in lieu of a fractional share upon such conversion) unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Person, or (ii) in the case of an Owner who is a nonresident alien individual and holds the Common Stock as a capital asset, such Owner is present in the United States for 183 or more days in the taxable year and certain other circumstances are present. Any amount withheld pursuant to these rules will be creditable against such Owner's United States federal income tax liability and may entitle such Owner to a refund upon furnishing the required information to the IRS. Owners should consult applicable income tax treaties, which may provide different rules.

INFORMATION REPORTING AND BACKUP WITHHOLDING

    U.S. HOLDERS OR OWNERS. Information reporting and backup withholding may apply to payments of interest or dividends on or the proceeds of the sale or other disposition of the Notes or shares of Common Stock made by the Company with respect to certain noncorporate U.S. holders or Owners. Such U.S. holders or Owners generally will be subject to backup withholding at a rate of 31 percent unless the recipient of such payment supplies a taxpayer identification number, certified under penalties of perjury, as well as certain other information, or otherwise establishes, in the manner prescribed by law, an exemption from backup withholding. Any amount withheld under backup withholding is allowable as a credit against the Owner's federal income tax, upon furnishing the required information.

    NON-U.S. HOLDERS OR OWNERS. Generally, information reporting and backup withholding of United States federal income tax at a rate of 31 percent may apply to payments of principal, interest and premium (if any) to non-U.S. holders if the payee fails to certify that he or she is not a U.S. person or if the Company or any of its paying agents has actual knowledge that the payee is a U.S. Person.

    The 31 percent backup withholding tax generally will not apply to dividends paid to Non-U.S. holders or Owners outside the United States that are subject to 30 percent withholding discussed above or that are not so subject because a tax treaty applies that reduces or eliminates such withholding. In that regard, under temporary regulations, dividends payable at an address located outside of the United States to a Non-U.S. holder or Owners are not subject to the backup withholding rules.

    Proposed Treasury regulations issued in April 1996, would, if finalized in their current form, require a Non-U.S. holder of common stock to file a withholding certificate with the Withholding Agent (or, under certain circumstances, a "qualified intermediary") representing that such Non-U.S. holder is a foreign person in order to avoid backup withholding on dividends paid on those shares. See the discussion below and under "Proposed Regulations Relating to Withholding and Information Reporting."

    In addition, if a Note or share of Common Stock is sold before the stated maturity to (or through) a "broker," the broker may be required to withhold 31 percent of the entire sale price, unless either (i) the broker determines that the seller is a corporation or other exempt recipient or (ii) the seller provides, in the required manner, certain identifying information and, in the case of a Non-U.S. Person, certifies that such seller is not a U.S. Person (and certain other conditions are met). Such a sale also must be reported by the broker to the IRS, unless either (i) the broker determines that the seller is an exempt recipient or (ii) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the Owner's non-U.S. status normally would be made on IRS Form W-8 under penalties of perjury, although in certain cases it may be possible to submit certain other signed forms. The term "broker," as defined by Treasury regulations, includes all persons who, in the ordinary course of business, stand ready to effect sales made by others. This information reporting requirement generally will apply to a U.S. office of a broker and to a foreign office of a U.S. broker, as well as to a foreign office of a foreign broker (i) that is a "controlled foreign corporation" within the meaning of section 957(a) of the Code or (ii) 50 percent or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the foreign broker has been in existence) was effectively connected with the conduct of a trade or business within the United States, unless such foreign office has documentary evidence that the seller is not a U.S. Person and has no actual knowledge that such evidence is false.

    Any amounts withheld under the backup withholding rules from a payment to a person would be allowed as a refund or a credit against such person's U.S. federal income tax, provided that the required information is furnished to the IRS. Furthermore, certain penalties may be imposed by the IRS on a holder or Owner who is required to supply information but who does not do so in the proper manner.

PROPOSED REGULATIONS RELATING TO WITHHOLDING AND INFORMATION REPORTING

    On April 22, 1996, the IRS issued proposed regulations relating to (i) withholding income tax on U.S.-source income paid to Non-U.S. persons, (ii) claiming Non-U.S. holder status to avoid backup withholding, and (iii) reporting to the IRS of payments to Non-U.S. persons. The proposed regulations would substantially revise some aspects of the current system for withholding on and reporting amounts paid to Non-U.S. Persons. The regulations would unify current certification procedures and clarify forms and reliance standards. Most forms are proposed to be combined into a single new Form W-8. In general, the regulations are proposed to be effective for payments made after December 31, 1997. Certificates issued on or before the date that is 60 days after the proposed regulations are made final, however, will continue to be valid until they expire. All proposed regulations are subject to change before adoption in final form. No reliable prediction can be made as to when, if ever, the proposed regulations will be made final and, if so, as to their final form.

                                 LEGAL MATTERS

    The validity of the issuance of the Notes and the Conversion Shares will be passed upon for the Company by Dewey Ballantine, Los Angeles, California 90071.

                                    EXPERTS

    The financial statements of Richey Electronics as of December 31, 1995 and December 31, 1996 and for each of the three years in the period ended December 31, 1996, incorporated by reference in this prospectus and the Registration Statement from the Company's Annual Report on Form 10-K for the year ended December 31, 1996, have been audited by McGladrey & Pullen, LLP, whose report is incorporated by reference herein in reliance upon such report and upon the authority of such firm as an expert in accounting and auditing matters.

                                                       EXHIBIT A TO PROSPECTUS

                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                      FORM 10-K

                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                             SECURITIES EXCHANGE ACT OF 1934

                     For the fiscal year ended December 31, 1996

                           Commission file number: 0-9788

                               RICHEY ELECTRONICS, INC.
                (Exact name of registrant as specified in its charter)

         Delaware                                          33-0594451
    (State or other jurisdiction                      (I.R.S. Employer
    of incorporation or organization)                 Identification No.)

             7441 Lincoln Way, Suite 100, Garden Grove, California 92641
              (Address of principal executive office)      (Zip Code)

Registrant's telephone number, including area code:  (714) 898-8288

Securities registered pursuant to Section 12(b) of the Act:  None

             Securities registered pursuant to Section 12(g) of the Act:

                            Common Stock, $0.001 par value
                            ------------------------------
                                   (Title of class)

    Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days.  Yes  X   No
                                               -----   -----
    Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

    The aggregate market value of the registrant's common stock held by non-affiliates of the registrant as of March 20, 1997, was $81,448,925 based on the last sales price on the Nasdaq Stock Market ("Nasdaq") on that date.

    As of March 20, 1997, 9,062,685 shares of the registrant's common stock were outstanding.
--------------------------------------------------------------------------------

                         DOCUMENTS INCORPORATED BY REFERENCE

    Certain portions of Richey Electronics, Inc.'s (the "Company" or "Richey Electronics") proxy statement for its annual meeting of stockholders to be held on May 1, 1997, which is being filed with the Securities and Exchange Commission (the "Commission") concurrently herewith, are incorporated by reference into
Part III of this Form 10-K (Items 10 through 13).

                                        PART I

ITEM 1.  BUSINESS

GENERAL

    Richey Electronics is a leading specialty distributor of interconnect, electromechanical and passive electronic components and a provider of related value-added assembly services to more than 16,000 customers nationwide. Richey Electronics has been built through a series of transactions beginning in December 1990 with the acquisition of the operations of Richey/Impact Electronics Inc. and continuing with the merger with Brajdas Corporation in 1993 and the acquisition of the operations of In-Stock in 1994, IEI and Deanco in 1995 and MS Electronics and Summit Distributors in 1996. Since the initial acquisition, the Company's growth has been directed by one of the most experienced management teams in its industry. Through acquisitions and internal growth that improved the Company's operating leverage, Richey Electronics' sales and earnings have increased from approximately $33.0 million and $700,000, respectively, in 1991 to $226.2 million and $6.5 million, respectively, in 1996. Giving pro forma effect to the acquisition of Deanco, the Company ranked in 1995 as the third largest distributor of interconnect devices in the United States and as the sixth largest distributor of electromechanical/passive components in the United States, based on information presented in the April 25, 1996 edition of PURCHASING MAGAZINE.

    The Company distributes a broad line of connectors, switches, wire, cable and heat shrinkable tubing and other interconnect, electromechanical and passive electronic components used in the assembly and manufacturing of electronic equipment. Richey Electronics currently distributes electronic components for more than 100 component manufacturers, of which more than 80 have franchised the Company nationally by agreeing to supply its distribution activities in all of its present and future locations. Management believes that the Company represents the broadest line of connector manufacturers in its industry, with nine of the ten leading North American manufacturers supplying the Company. The Company is nationally franchised by eight of these leading manufacturers.
Richey Electronics also provides a wide variety of value-added assembly services, which typically generate higher gross margins than traditional component distribution. The Company's customers are primarily small- and medium-sized original equipment manufacturers ("OEMs") that produce electronic equipment used in a wide variety of industries, including the telecommunications, computer, medical, transportation and aerospace industries.

    In 1996, the Company continued to complete strategic acquisitions. On March 19, 1996, the Company acquired the assets and business of MS Electronics, Inc. ("MS Electronics"). MS Electronics specializes in the distribution of interconnect, electromechanical and passive electronic components and provides related value-added assembly services in the Baltimore-Washington marketplace. On December 5, 1996, the Company acquired the assets and business of Summit Distributors, Inc. ("Summit Distributors"), a Buffalo, New York distributor of interconnect, electromechancial and passive electronic components.

    In 1996, the Company issued $55,755,000 of 7% Convertible Subordinated
Notes due 2006 (the "Notes") in a private placement. The Notes are convertible into shares of the Company's common stock (the "Common Stock") at a conversion price of $14.125 per share (subject to adjustment). The Company maintains an effective shelf registration statement with the Commission to register resales of the Notes and the Common Stock issuable upon conversion. The net proceeds from the issuance of the Notes were approximately $53.8 million and were used to repay the Company's $30.0 million term loan and to pay down its revolving line of credit.

    The Company's principal executive offices are located at 7441 Lincoln Way, Garden Grove, California 92641, and its telephone number is (714) 898-8288.

INDUSTRY OVERVIEW

    Over the last 30 years, the electronics industry has grown significantly as a result of increased demand for products incorporating sophisticated electronic components, such as telecommunications and computer equipment. This industry growth has been matched by an increase in the number of products, component manufacturers and OEMs.

    The electronics distribution industry has become an increasingly important sales channel for the electronics industry because distributors can market component manufacturers' products to a broader range of OEMs than suppliers could economically serve with their direct sales forces. Historically, manufacturers of electronic components have sold directly to larger OEMs and relied upon distributors to serve smaller customers. Today, distributors have become more of an extension of component manufacturers' product delivery channel by providing value-added assembly services and technical support to customers, stocking sufficient local inventory to ensure timely delivery of components and managing customer credit. Distributors also work with OEMs to ensure that component manufacturers' products are designed into new products. This is particularly important because product innovations in the electronics industry often come from smaller, entrepreneurial companies.

    As component manufacturers have increasingly focused their direct sales efforts on the largest OEMs, and less on smaller customers, the distribution segment has increased its share of the total United States connector market from an estimated 22% in 1980 to an estimated 31% in 1995, according to the August 28, 1995 edition of ELECTRONIC NEWS. The Company estimates that approximately one-half of all electronic components are purchased by the top 100 customers who purchase many of their components directly from component manufacturers. Approximately 100,000 other OEMs purchase products from both distributors and manufacturers, with smaller customers purchasing a greater proportion of their products from distributors.

    MARKET SIZE. According to the December 2, 1996 edition of ELECTRONIC NEWS, the electronics distribution industry recorded approximately $21 billion in sales in 1996. Of these sales, the Company estimates that approximately $15 billion consisted of sales of semiconductors and computer related peripherals, which management believes are generally characterized by lower margins and are not sold by the Company. The remaining $6 billion consisted of sales of interconnect (connectors, sockets), electromechanical (relays, switches) and passive (resistors, capacitors) components, which are marketed by the Company. The Company does not intend to directly compete in the semiconductor or computer peripheral markets of the electronics distribution industry.

    TRENDS. Consolidation is one of the most significant trends affecting the electronic component distribution industry. Of the 25 largest electronics distributors in 1985, only 11 remain independent today. The factors driving consolidation among electronic component distributors include the desire of manufacturers to sell through fewer distributors, the need for distributors to increase operating leverage and the desire of OEMs to satisfy component requirements with fewer vendors. A series of mergers and acquisitions over the last ten years have created a number of very large distribution companies that have increasingly focused on their larger customers and on expanding international operations. As a result of this large customer focus, regional and specialty distributors such as the Company have gained market share among small- and medium-sized OEMs. These smaller customers often require value-added assembly services, detailed technical information about available products, assistance in coordinating product design and engineering with materials resource planning, fast response to inventory availability inquiries, dependable on-time deliveries and other services.

    In addition to the consolidation of distributors, manufacturers are limiting the number of distributors through which they market their products in an effort to improve operating efficiency. Regional distributors must therefore demonstrate strong local market positions and client relationships when competing to obtain or retain top manufacturer franchises. Many of these distributors have made substantial efforts to expand local market share by emphasizing customer services, such as value-added assembly, just-in-time inventory management, automatic replenishment and in-plant stores.

    Another key trend is the outsourcing of component assembly, which allows OEMs to enhance profitability by concentrating resources on product design, marketing and other core aspects of their business. By serving a number of customers, distributors can often produce subassemblies more efficiently than many small- and medium-sized OEMs. The September 9, 1996 edition of ELECTRONIC BUYERS NEWS estimates that OEM outsourcing is now a $40 billion industry growing at an estimated 20% per annum.

DISTRIBUTION AND SERVICES

    The Company distributes interconnect, electromechanical and passive electronic components used in the assembly and manufacturing of electronic equipment. It also provides a wide variety of value-added assembly services, which typically generate higher gross margins than traditional component distribution. These value-added assembly services consist of (i) component assembly, which is the assembly of components to manufacturer specifications and
(ii) contract assembly, which is the assembly of cable assemblies, battery packs and mechanical assemblies to customer specifications. The Company's value- added assembly services respond to an industry trend toward outsourcing in which purchasing, manufacturing and distribution functions are allocated to the most efficient provider. The Company believes that outsourcing represents a significant opportunity to expand sales, margins and operating profits.

    COMPONENT DISTRIBUTION. The distribution of interconnect, electromechanical and passive electronic components accounted for approximately 70.4% of the Company's net sales in 1996. These products include connectors, wire, cable, relays, switches, motors, batteries, power supplies, resistors, capacitors, transformers, heat shrinkable tubing and potentiometers. The Company sources its products from such leading suppliers as 3M, AMP "ACES", Bentley-Harris, Berg Electronics, Burndy/Framatome, C&K, Dale/Vishay, Delta, Deutsch, Eaton, EBM/Papst, Grace Specialty Polymers, KEMET, Kings, Micro Switch/Honeywell, Molex, Panasonic, Panduit, Raychem Electronics, Raychem PolySwitch, Samtec and Wieland.

    VALUE-ADDED ASSEMBLY SERVICES. The electronics industry's trend toward the use of outside vendors to provide value-added assembly services represents a growth opportunity for the Company. Outsourcing offers OEMs the opportunity to invest financial resources in areas with higher returns, such as engineering and marketing. Additionally, the capital investment required to stay current in manufacturing technologies is beyond the financial capability of many smaller OEMs. By servicing a large number of such customers, the Company spreads such costs over a larger business base. Moreover, by integrating assembly services with extensive inventories, the Company is able to eliminate a large amount of shipping, handling and receiving costs from the process. For many OEMs, the Company is able to offer assembly services at a lower cost to the customer while producing higher margins for itself. The Company currently builds a variety of component assemblies to customer or manufacturer specifications, including cable, battery pack, switch and mechanical assemblies, wire harnesses, fan and motor assemblies, and provides engraving and molding services. With the acquisition of Deanco in 1995, Richey obtained the capability to encase its cable and harness assemblies in heat shrinkable tubing, which was a significant portion of Deanco's value-added assembly business. The Company has increased its emphasis on higher-margin, value-added assembly services, which grew from $21.2 million, or 23.5% of sales, in 1994 to $33.0 million, or 29.0% of sales, in 1995 and to $66.9 million, or 29.6% of sales, in 1996.

    The Company currently provides value-added assembly services primarily from its Los Angeles, California, Boston, Massachusetts and Portland, Oregon facilities, having an aggregate of approximately 81,000 square feet dedicated to value-added assembly services. In addition, the Company also provides value-added assembly services from its San Diego and Santa Clara, California facilities, its Dallas, Texas facility and its Gaithersburg, Maryland facility.

SALES AND MARKETING

    The Company provides its customers with a wide range of products from a large number of electronic component manufacturers. The Company believes that it has developed valuable long-term customer relationships and an in-depth understanding of its customers' needs and purchasing patterns. Richey Electronics serves a broad range of customers in a wide variety of industries, including the telecommunications, computer, medical, transportation and aerospace industries. In 1996, Richey Electronics distributed electronic components to more than 16,000 customers nationwide, none of which represented more than 1.5% of net sales of the Company.

    The Company's sales representatives are trained to identify their customers' electronic component requirements and to actively market the Company's entire product line to satisfy these needs. During the design process, sales representatives meet with the customers' engineers and designers to discuss their component needs and any design or procurement problems. The sales representatives suggest components that meet performance criteria, are cost effective and focus on specific problems. Through this approach, components carried by the Company are often incorporated into final product specifications.

    The Company had approximately 325 sales representatives as of December 31, 1996. Sales representatives are compensated primarily by commission based on the gross profits obtained on their sales. The Company now has sales offices in 21 of the 31 major metropolitan distribution markets in the United States, which accounted for 80% of the total distribution market in 1995 according to the December 2, 1996 edition of ELECTRONIC NEWS. The Company's market positions are particularly strong in the northeastern and western United States.

    The Company's local sales efforts are supported by central marketing groups, located in Garden Grove, California and in Boston, Massachusetts, which are responsible for identifying new suppliers and developing supplier relations, coordinating national advertising, negotiating supplier agreements and promoting new and existing product lines within the Company.

OPERATIONS

    DISTRIBUTION. The principal focus of the Company's distribution business is to provide OEM customers with rapid and reliable deliveries of electronic components and a wide variety of related value-added assembly services. The Company utilizes a computerized system of inventory control to assist in marketing its products and to coordinate purchases from manufacturers. Each sales office and warehouse, as well as management, are linked through the Company's computer system, providing detailed on-line information regarding the price and availability of the Company's entire stock of inventory, as well as on-line access to the inventories of several of the Company's major suppliers. The Company also offers its customers a number of operational services, including just-in-time delivery and electrical data interchange programs.

    After product price and availability are established, the Company's system automatically places an order for shipment, or allocates inventory to the assembly operations, if so required. The system then instructs warehouse personnel to pull products for shipment and, via its locator system, informs them as to the location of the inventory. In order to optimize use of available warehouse space, the Company uses a random-access, multi-bin system whereby inventory is stored in the first available space.

    If the order is scheduled for delivery over an extended period of time or requires inventory purchases to fulfill all or part of the customer's requirements, the system will inform the product management team, via a buy action report, that action must be taken. The product manager makes the appropriate buying decision which is forwarded, in most cases, by electronic purchase order to component manufacturers.

    Approximately 51% of the Company's inventory is located in Los Angeles, 23% in Boston and 16% in Santa Clara, California. The Company constantly reviews inventories in an effort to maximize inventory turnover and customer service. The Company believes its turnover ratio (4.4x for 1996) compares favorably with those achieved by competitors for similar interconnect, electromechanical and passive component inventories.

    VALUE-ADDED ASSEMBLY SERVICES. The Company offers a wide variety of value-added assembly services, including component assemblies, cable and harness assemblies, battery packs, heat shrinkable tubing and other related electromechanical subassemblies. After a customer's assembly order is taken, the inventory requirements are automatically routed, via the computer system, to the warehouse and assembly facilities. The system tracks the order through the entire assembly process, including final inspection and shipment to the customer. The Company conducts stringent quality control tests in-line during assembly, and also conducts physical, mechanical and electrical tests at the conclusion of the assembly process. A Company-wide emphasis on quality is evidenced by the certification of its Garden Grove and Los Angeles facilities to the ISO 9002 standard. The Company has met the certification requirements of the International Standards Organization for ISO 9002 certification by operating its Garden Grove and Los Angeles facilities in accordance with established, written procedures.

COMPONENT MANUFACTURERS

    Management believes that the Company has one of the strongest product offerings, or line cards, in the markets it serves. The Company has non-exclusive franchise (distribution) agreements with more than 100 component manufacturers, of which more than 80 have franchised the Company nationally by agreeing to supply its distribution activities in all of its present and future locations. The Company now represents nine of the ten leading North American connector manufacturers and has national franchises from eight of these manufacturers. The Company is the largest electronic components distributor for many major national manufacturers, including Deutsch, 3M, Raychem and Samtec.

    For the year ended December 31, 1996, the Company's top five suppliers accounted for approximately 43% of net sales. The Company's largest supplier is Raychem, which accounted for approximately 15% of the Company's net sales in 1996.

    The Company generally purchases products from manufacturers pursuant to franchise agreements. Being a local authorized distributor is a valuable marketing tool for the Company because customers receive warranty benefits and support from the component manufacturer when they purchase products from Richey Electronics. As an authorized distributor, the Company provides customers a benefit from the marketing and engineering support available from the Company's manufacturers, who assist the Company in closing sales and attracting new customers.

    Most of the Company's franchise agreements are cancelable by either party, typically upon 30 to 60 days' notice. These agreements generally provide for price protection, stock rotation privileges and the right to return certain inventory if the agreement is canceled. Price protection is usually in the form of a credit to the distributor at the time of sale by the distributor for inventory for which the manufacturer has reduced its prices. Stock rotation privileges typically allow the Company to exchange inventory in an amount up to 5% of a prior period's purchases. Upon termination of a franchise agreement, the right of return generally requires the manufacturer to repurchase the Company's inventory at the Company's adjusted purchase price. If the Company terminates the franchise agreement, there is usually a 10% to 15% restocking charge. The Company believes that the provisions of these franchise agreements should generally reduce the Company's exposure to significant inventory losses, although there can be no assurance that the Company will not experience significant inventory losses as a result of such potential terminations or otherwise.

COMPETITION

    The electronics distribution industry is highly competitive, primarily with respect to price and product availability. The Company believes that breadth of product line, level of technical expertise and quality of service are also particularly important to small- and medium-sized OEMs. The Company competes with large national distributors, as well as regional and specialty distributors, many of whom distribute the same or competitive products. Many of the Company's competitors have significantly greater assets, greater financial and personnel resources and larger investments in technology and infrastructure than the Company.

    In 1996, total North American sales in the electronic components distribution industry (including semiconductors and computer related peripherals) were approximately $21 billion, of which the top 25 distributors had sales of approximately $17.5 billion. The Company ranked in 1996 as the nineteenth largest distributor of electronic components in the United States, based on information presented in the December 2, 1996 edition of ELECTRONIC NEWS. According to information presented in the April 25, 1996 edition of PURCHASING MAGAZINE, giving pro forma effect to the acquisition of Deanco, the Company in its market niche of interconnect, electromechanical and passive components ranked in 1995 as the third largest distributor of interconnect devices in the United States and as the sixth largest distributor of electromechanical/passive components in the United States.

EMPLOYEES

    The Company had approximately 1,050 employees as of December 31, 1996. Approximately 125 of the Company's employees are corporate personnel involved in product management, finance, quality control or senior management. Another 100 employees work in the Company's Los Angeles, Boston and branch warehouses; 325 persons are employed in branch sales and marketing efforts and 500 persons are employed on a full-time or on-call basis in value-added assembly services.
There are no collective bargaining contracts covering any of the Company's employees. The Company believes its relationship with its employees is satisfactory.

BACKLOG

    The Company believes that order backlog (confirmed orders from customers for shipment within the next 12 months) generally averages two to three months' sales in the electronics distribution industry. Order backlog at December 31, 1996 was $53.8 million, up from $53.0 million at December 31, 1995 (including Deanco's contribution of $21.5 million to backlog as of December 31, 1995). Order backlog is not necessarily indicative of future sales for any particular period. Orders constituting the Company's backlog are subject to delivery rescheduling, price negotiations and cancellation at the option of the buyer without significant penalty.

ENVIRONMENTAL PROTECTION

    The nature of the Company's operations do not present any significant risks to the environment. Therefore, no material capital expenditures were or are expected to be required for environmental protection.


ITEM 2.  PROPERTIES

    The Company leases all facilities used in its business. The following table summarizes the principal properties occupied by the Company:

                                                                EXPIRATION DATE
                  LOCATION                 SQUARE FOOTAGE          OF LEASE
              ----------------           ------------------     ---------------
 ADMINISTRATIVE AND SALES OFFICE:
  Garden Grove, California . . . . . .          27,500                2001
 WAREHOUSING, ASSEMBLY AND SALES:
  Boston, Massachusetts. . . . . . . .          60,000                2004
  Dallas, Texas. . . . . . . . . . . .          15,300                2001
  Gaithersburg, Maryland . . . . . . .          13,000           1999-2001
  Los Angeles, California. . . . . . .          55,000                2000
  Portland, Oregon . . . . . . . . . .          30,000                2001
  Santa Clara, California  . . . . . .          42,200                2002

    The Company also leases sales offices in Arizona, California, Colorado, Connecticut, Florida, Georgia, Illinois, Kansas, Maryland, Minnesota, Missouri, New Jersey, New York and Washington which range in size from 600 to 8,000 square feet.

    The Company believes its facilities are suitable for their uses and are, in general, adequate for the Company's current needs. The Company believes that lease extensions or replacement space may be obtained for all of its leased facilities upon the expiration of the current lease terms, in most cases at rates which are not materially higher than those currently in effect.

ITEM 3.  LEGAL PROCEEDINGS

    There are no material legal proceedings pending against the Company.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

    Not Applicable.


                                       PART II

ITEM 5.  MARKET FOR REGISTRANT'S COMMON EQUITY
         AND RELATED STOCKHOLDER MATTERS

    The Company's Common Stock is being traded on Nasdaq under the symbol
"RCHY."

    The following table sets forth, for the periods indicated, the high and low sales prices of the Company's Common Stock as reported by Nasdaq.

                                                        STOCK PRICE
                                                     HIGH           LOW
                                                   --------       -------
 CALENDAR YEAR 1995:
    First quarter. . . . . . . . . . . . . .        $ 7 3/4        $ 6
    Second quarter . . . . . . . . . . . . .          7 1/2          5 1/2
    Third quarter. . . . . . . . . . . . . .          9              6
    Fourth quarter . . . . . . . . . . . . .         13 3/4          7 1/2

 CALENDAR YEAR 1996: . . . . . . . . . . . .
    First quarter. . . . . . . . . . . . . .        $13 1/4        $ 9 1/2
    Second quarter . . . . . . . . . . . . .         16             10 3/8
    Third quarter. . . . . . . . . . . . . .         13 1/4          7 1/4
    Fourth quarter . . . . . . . . . . . . .         12              8 1/4

 CALENDAR YEAR 1997:
    First quarter (through March 20, 1997) .        $14 1/8        $10 3/8

    On March 20, 1997, there were approximately 1,429 holders of record of the Company's Common Stock.

DIVIDEND POLICY

    The Company has never declared or paid cash dividends on its Common Stock. The Company intends to retain earnings for working capital to support growth, to reduce outstanding indebtedness and for general corporate purposes. In addition, the Company's revolving line of credit contains provisions that prohibit the Company from paying cash dividends on its Common Stock. Accordingly, the Company does not expect to pay any dividends on its Common Stock in the foreseeable future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 4 of Notes to Financial Statements.

SALE OF NOTES

    On February 26, 1996 and March 22, 1996, the Company sold to Jefferies & Company, Inc. and Cruttenden Roth Incorporated (the "Initial Purchasers") $55,755,000 aggregate principal amount of 7% Convertible Subordinated Notes due 2006. The Notes were sold to the Initial Purchasers in a private placement pursuant to the exemption from registration provided by Section
4(2) of the Securities Act of 1933, as amended (the "Act"). In connection with the purchase of the Notes, each of the Initial Purchasers represented to the Company that it is an accredited investor as defined in Regulation D under the Act and agreed to comply with other applicable requirements necessary to make such exemption available. The Notes were sold to the Initial Purchasers for cash at a purchase price of 96.5% of the principal amount thereof. The Notes are convertible into shares of the Company's Common Stock at a conversion price of $14.125 per share (subject to adjustment in certain events). The Company maintains an effective shelf registration statement with the Commission to register resales of the Notes and the Common Stock issuable upon conversion.

                               SELECTED FINANCIAL DATA

    The following table summarizes certain selected financial data of the Company and should be read in conjunction with and is qualified by "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Financial Statements, Notes to Financial Statements and other financial information included herein. All of the financial information is derived from financial statements that have been audited by McGladrey & Pullen, LLP, independent auditors.




                                                                               YEARS ENDED (1)
                                              -----------------------------------------------------------------------
                                              JANUARY 1,    DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                1993           1993          1994            1995           1996
                                              ----------    ------------   ------------   ------------   ------------
                                                            (IN THOUSANDS, EXCEPT PER SHARE AND OTHER DATA)
 OPERATIONS STATEMENT DATA:
  Net sales. . . . . . . . . . . . . .         $31,387        $64,995        $90,266       $117,057       $226,215
  Cost of goods sold . . . . . . . . .          23,105         48,741         68,176         89,080        168,664
                                                -------        -------       --------       --------       --------

  Gross profit . . . . . . . . . . . .           8,282         16,254         22,090         27,977         57,551
  Selling, warehouse
     general and admini-
     strative and amortization . . . .           7,144         13,889         17,318         20,874         41,070
  Acquisition-related
    restructuring costs (2). . . . . .              --             --             --          1,450          -
                                                -------        -------       --------       --------       --------

  Operating income . . . . . . . . . .           1,138          2,365          4,772          5,653         16,481
  Interest expense . . . . . . . . . .             388          1,198          1,606            867          5,569
  Income tax expense (3) . . . . . . .             308            460          1,273          1,918          4,376
                                                -------        -------       --------       --------       --------

  Net income . . . . . . . . . . . . .         $   442        $   707       $  1,893       $  2,868       $  6,536
                                                -------        -------       --------       --------       --------
                                                -------        -------       --------       --------       --------

 Earnings per common share (4)
     Primary . . . . . . . . . . . . .         $  0.16        $  0.14       $   0.32       $   0.36       $   0.72
                                                -------        -------       --------       --------       --------
                                                -------        -------       --------       --------       --------
     Fully Diluted . . . . . . . . . .            0.16           0.14           0.32           0.36       $   0.70
                                                -------        -------       --------       --------       --------
                                                -------        -------       --------       --------       --------

  Weighted average number of shares
     outstanding (4)
     Primary . . . . . . . . . . . . .           2,774          5,085          5,889          8,036          9,060
     Fully Diluted . . . . . . . . . .           2,774          5,085          5,889          8,036         12,376

 OTHER FINANCIAL DATA:
  EBITDA (5) . . . . . . . . . . . . .        $  1,283       $  3,362       $  5,537         $6,565(6)     $19,581
  EBITDA margin (5). . . . . . . . . .             4.1%           5.2%           6.1%           5.6%(6)        8.7%
  Depreciation and amortization. . . .             145            997            765            912          3,100
  Inventory turnover ratio (7) . . . .             3.7x           4.4x           4.9x           5.0x           4.4x
  Days sales outstanding in accounts
     receivable (7). . . . . . . . . .              41             43             42             42             44


                                              JANUARY 1,    DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                1993           1993          1994            1995(8)        1996
                                              ----------    ------------   ------------   ------------   ------------
 BALANCE SHEET DATA:
  Working capital. . . . . . . . . . .          $3,014       $  6,888       $  5,317      $  34,076        $43,033
  Total assets . . . . . . . . . . . .           9,669         30,918         35,013        118,941        124,761
  Short-term debt. . . . . . . . . . .           3,181          6,995         10,443            835          4,012
  Long-term debt . . . . . . . . . . .              --          8,151          3,594         61,652         65,205
  Stockholders' equity . . . . . . . .           3,333          6,898          8,785         27,392         33,953


Footnotes to Selected Financial Data

(1) In the period from 1993 through 1996, the following transactions were completed. On April 6, 1993, RicheyImpact Electronics, Inc. ("RicheyImpact") merged with Brajdas Corporation, a California corporation ("Brajdas"), with Brajdas as the surviving legal entity (the "Richey-Brajdas Merger"). Brajdas subsequently changed its name to Richey Electronics, Inc. and reincorporated in Delaware. The Richey-Brajdas Merger was recorded as a reverse purchase acquisition with RicheyImpact as the accounting acquirer. Thereafter, Richey Electronics acquired the businesses of the following companies on the following dates: the In-Stock products division of Anchor Group, Inc. ("In-Stock") on April 4, 1994, Inland Empire Interconnects ("IEI") on August 16, 1995, Deanco, Inc. ("Deanco") on December 20, 1995, MS Electronics on March 19, 1996 and Summit Distributors on December 5, 1996. See Note 2 of Notes to Financial Statements for pro forma information with respect to acquisitions. Unless otherwise indicated, the information in the above table of Selected Financial Data excludes the results of operations of Brajdas prior to the Richey-Brajdas Merger and excludes the results of operations of each such business acquired in the period from 1994 through 1996 prior to the date on which it was acquired.

(2) Consists of restructuring costs associated with the consolidation of the operations of Deanco into the Company, including the Company's closure of certain of its facilities and other costs associated with the consolidation.

(3) The Company has net operating loss carryforwards which reduce its cash tax payments. See Note 8 of Notes to Financial Statements.

(4) The Richey-Brajdas Merger was accounted for as a reverse purchase acquisition with RicheyImpact being the accounting acquirer. Per share data for all periods from January 1, 1992 through April 6, 1993, the date of the Richey-Brajdas Merger, are based upon the weighted average number of shares of Brajdas indirectly acquired by the former stockholders of RicheyImpact.

(5) EBITDA consists of earnings before interest, income taxes, depreciation and amortization. The Company has included EBITDA data (which are not a measure of financial performance under generally accepted accounting principles) because it understands such data are used by certain investors. EBITDA margin represents EBITDA as a percentage of net sales. Because of the significant amortization of intangible assets and non-cash income tax expense incurred as a result of the Company's NOLs, the Company believes that EBITDA may be a meaningful measure of its financial performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Deferred Tax Assets."

(6) Excluding the restructuring reserve of approximately $1.4 million, which is an operating expense, EBITDA would have been approximately $8.0 million and EBITDA margin would have been 6.8% for the year ended December 31, 1995.

(7) Inventory turnover ratio and days sales outstanding in accounts receivable calculations are based upon Richey Electronics' annualized sales and cost of sales for the fourth quarter and accounts receivable and inventory balances at year-end. The calculation for the year ended December 31, 1995 excludes the effect of the acquisition of Deanco.

(8) Includes Deanco as the acquisition of Deanco was completed on December 20, 1995.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

    Richey Electronics is a leading specialty distributor of interconnect, electromechanical and passive electronic components and a provider of related value-added assembly services to more than 16,000 customers nationwide. The Company distributes a broad line of connectors, switches, wire, cable and heat shrinkable tubing and other interconnect, electromechanical and passive electronic components used in the assembly and manufacturing of electronic equipment. Richey Electronics also provides a wide variety of value-added assembly services, which typically generate higher gross margins than traditional component distribution. These value-added assembly services consist of (i) component assembly, which is the assembly of components to manufacturer specifications and (ii) contract assembly, which is the assembly of cable assemblies, battery packs and mechanical assemblies to customer specifications. The Company's customers are primarily small- and medium-sized OEMs. The Company intends to capitalize on a trend toward outsourcing by increasing sales of value-added assembly services. These sales increased from $21.2 million, or 23.5% of sales, in 1994 to $33.0 million, or 29.0% of sales, in 1995 and to $66.9 million, or 29.6% of sales, in 1996. Pro forma for the acquisition of Deanco, 1995 sales of value-added assembly services were $51.5 million.

     In the period from 1994 through 1996, the Company continued to grow through strategic acquisitions of businesses with operations similar to those of the Company. On April 4, 1994, the Company completed the acquisition of the assets and business of In-Stock for $1.9 million in cash, funded by its revolving line of credit. On August 16, 1995, the Company completed the acquisition of the assets and business of IEI for $1.2 million in cash, funded by its revolving line of credit. On December 20, 1995, the Company acquired Deanco, through the acquisition of the stock of Deanco's parent, Electrical Distribution Acquisition Company ("EDAC"), for consideration comprised of an aggregate stock purchase price of approximately $34.1 million in cash, the redemption of EDAC stockholder notes of approximately $6.6 million and the assumption of Deanco debt of approximately $19.3 million. The Company funded the purchase consideration for the acquisition of Deanco by its revolving line of credit and a term loan from its senior lender. On March 16, 1996, the Company completed the acquisition of certain assets and the business of MS Electronics for the purchase price of approximately $2.5 million in cash, funded by its revolving line of credit, and the assumption of MS Electronics' debt of approximately $500,000. On December 5, 1996, the Company acquired the inventory, accounts receivable and fixed and intangible assets of Summit Distributors, including the right to use its name, in a private sale from its commercial lender in Buffalo, New York. The Company did not assume any liabilities of Summit Distributors in the transaction. The purchase price and related transaction costs for the Summit Distributors acquisition were $1.1 million and were paid in cash, funded by the Company's revolving line of credit. All of the acquisitions in the period from 1994 through 1996 were accounted for as purchase business combinations with the operations of the acquired business included subsequent to the acquisition date. See Note 2 of Notes to Financial Statements for pro forma information with respect to acquisitions.

    The Company will seek to complete additional strategic acquisitions in connection with the ongoing consolidation occurring in the electronics distribution industry.

RESULTS OF OPERATIONS

    The following table sets forth certain items in the statements of operations as a percentage of net sales for the periods shown.

                                                 YEARS ENDED DECEMBER 31,
                                             ---------------------------------
                                              1994         1995         1996
                                             -------      -------      -------

  Net sales  . . . . . . . . . . . . .        100.0%       100.0%       100.0%
  Cost of goods sold . . . . . . . . .         75.5         76.1         74.6
                                               -----        -----        -----

  Gross profit . . . . . . . . . . . .         24.5         23.9         25.4
  Selling, warehouse, general and
    administrative . . . . . . . . . .         18.6         17.4         17.5
  Amortization of intangibles. . . . .           .6           .4           .6
  Acquisition-related restructuring
    costs. . . . . . . . . . . . . . .           --          1.2          --
                                               -----        -----        -----

  Operating income . . . . . . . . . .          5.3          4.9          7.3
  Interest expense . . . . . . . . . .          1.8          0.7          2.5
                                               -----        -----        -----

 Income before income taxes. . . . . .          3.5          4.1          4.8
  Income tax expense . . . . . . . . .          1.4          1.6          1.9
                                               -----        -----        -----

  Net income . . . . . . . . . . . . .          2.1%         2.5%         2.9%
                                               -----        -----        -----
                                               -----        -----        -----


YEAR ENDED DECEMBER 31, 1996 AS COMPARED WITH YEAR ENDED DECEMBER 31, 1995

    Net sales rose to $226.2 million in 1996, an increase of $109.1 million, or 93.2%, over 1995 net sales of $117.1 million which included approximately $3.5 million of post-acquisition Deanco sales. Net sales of electronic components rose to $159.3 million in 1996 from $80.6 million in 1995 (excluding Deanco sales), an increase of 97.6%. This increase in component sales is primarily the result of the acquisition of Deanco. Net sales of value-added assembly services rose to $66.9 million in 1996 from $33.0 million in 1995 (excluding Deanco sales), an increase of 102.7%. This increase for value-added services is primarily the result of the Deanco acquisition and increased demand for these services. Pro forma for the acquisition of Deanco, net sales for 1995 would have been $217.0 million, compared with net sales of $226.2 million for 1996. See Note 2 of Notes to Financial Statements.

    Gross profit was $57.6 million in 1996 compared with gross profit of $28.0 million in 1995 (including approximately $800,000 of gross profit from Deanco's operations after it was acquired by the Company). Gross profit as a percentage of net sales was 25.4% for 1996 as compared to 23.9% for 1995. This 1.5% increase in gross profit percentage was due to (i) improved value-added gross profit margins, (ii) growth in value-added assembly services as a percentage of total sales to approximately 30% in 1996 from approximately 29% in 1995, (iii) an increased percentage of component orders to be shipped in under 30 days which typically have higher margins than orders with longer shipping schedules and
(iv) improved electronic component margins attributed to certain higher margin product lines acquired with Deanco.

    Operating expenses in 1996 were $41.1 million compared to $22.3 million in 1995 (including a $1.45 million restructuring charge in the fourth quarter of 1995 associated with the acquisition of Deanco), an increase of 84.3%.
Exclusive of such restructuring charge, operating expenses increased 97% from 1995 to 1996 primarily due to acquisitions. Operating expenses as a percentage of net sales were 18.1% for 1996 compared with 19.0% for 1995 after giving effect to such restructuring charge and 17.8% exclusive of such restructuring charge. Exclusive of such restructuring charge, operating expenses as a percentage of net sales increased 0.3% from 1995 to 1996, of which approximately 0.2% is attributable to the amortization of intangibles associated with the acquisition of Deanco. The 1996 increase in expenses as a percentage of sales is also due to the fact that Deanco's expenses as a percentage of sales were historically significantly higher than those of the Company and during the first part of 1996 the Company realized only a portion of the expected cost savings from the integration of Deanco into the Company. The operational integration of Deanco and MS Electronics was completed in the third quarter of 1996 and contributed to an approximately $2.4 million reduction in operating expenses for the third and fourth quarters of 1996 from the first and second quarters of 1996.

    Interest expense was $5.6 million for 1996 compared with $867,000 for 1995. The increase in interest expense was primarily due to increased borrowings to finance acquisitions.

    The Company's provision for federal and state income tax expense increased to $4.4 million for 1996 compared with $1.9 million for 1995. This increase was proportional to the increase in pre-tax earnings. As of December 31, 1996, the Company had approximately $13.5 million in federal net operating loss carryforwards available to reduce future cash tax payments. For the period ended December 31, 1996, cash tax payments were reduced approximately $1.7 million for the utilization of these NOLs. See "Deferred Tax Assets" and Note 8 of Notes to Financial Statements.

YEAR ENDED DECEMBER 31, 1995 AS COMPARED WITH YEAR ENDED DECEMBER 31, 1994

    Net sales were $117.1 million in 1995, an increase of $26.8 million, or OP29.7%, from $90.3 million in 1994. Excluding sales of approximately $3.5 million from acquired Deanco operations after December 19, 1995, net sales increased 25.8% in 1995. Excluding Deanco, net sales of electronic components increased to $80.6 million in 1995 from $69.1 million in 1994, an increase of 16.6%, and net sales of value-added assembly services increased to $33.0 million in 1995 from $21.2 million in 1994, an increase of 55.7%. Component sales increased in 1995 due to (i) the general strength of the market for electronic products, such as computers, telecommunications and aerospace equipment, and
(ii) the addition of new franchised lines to the Company's product offering together with geographic expansion of existing franchises. Rapid growth in net sales of value-added assembly services resulted from the continuing trend of OEMs to outsource the assembly of their products as well as management's decision to accept larger contract assembly orders from larger customers than it had in the past. On a pro forma basis, assuming the acquisition of Deanco had occurred as of January 1, 1994, net sales would have been $193.5 million and $217.0 million for 1994 and 1995, respectively.

    The Company believes that order backlog (confirmed orders from customers for shipment within the next 12 months) generally averages two to three months' sales in the electronics distribution industry. Order backlog at December 31, 1996 was $53.8 million, up from $53.0 million at December 31, 1995 (including Deanco's contribution of $21.5 million to backlog as of December 31, 1995).

    Gross profit was $28.0 million in 1995, an increase of $5.9 million, or 26.7%, from $22.1 million in 1994. Excluding gross profit of approximately $800,000 from acquired Deanco operations after December 19, 1995, gross profit increased 23.0% in 1995. Overall, the Company's gross margin declined to 23.9% in 1995 from 24.5% in 1994. The Company's component distribution gross margins remained approximately the same in 1995 as compared to 1994. Value-added assembly gross margins declined in 1995 compared to 1994 due to (i) an increase in the number of larger orders from larger customers which typically provide lower gross margins than the Company previously experienced, (ii) the acquisition of IEI which had historically lower gross margins than the Company and (iii) inefficiencies related to the closing of IEI's facility and the move and integration of IEI into one of the Company's existing facilities.

    Operating expenses increased from $17.3 million in 1994 to $22.3 million in 1995 (including a $1.45 million restructuring charge in the fourth quarter of 1995 to cover the costs of closing certain of Deanco's facilities and consolidating the operations of Deanco into the Company), an increase of 29%. Exclusive of such restructuring charge, operating expenses increased 20.5%, primarily due to acquisitions. Operating expenses as a percentage of net sales were 19.2% for 1994 compared with 19.0% for 1995 after giving effect to such restructuring charge and 17.8% exclusive of such restructuring charge. Exclusive of such restructuring charge, operating expenses as a percentage of net sales declined 1.3% from 1994 to 1995 as a direct result of the Company's strategy to increase its operating leverage by spreading its fixed costs over a larger sales base.

    Interest expense declined to $867,000 in 1995 from $1.6 million in 1994.
The decrease in interest expense was due to a substantial reduction in the Company's borrowings resulting from the use of the $15.7 million of net proceeds from its 1995 secondary offering of 3,165,000 shares of Common Stock to retire its subordinated debt and to pay down its revolving line of credit.

    The Company's provision for federal and state income tax expense increased to $1.9 million in 1995 from $1.3 million in 1994, proportional to the increase in pre-tax earnings. For the period ended December 31, 1995, cash tax payments were reduced approximately

$1.7 million for the utilization of state and federal NOLs. See "Deferred Tax Assets" and Note 8 of Notes to Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

    In December 1995 and January 1996, the Company funded the purchase consideration for the acquisition of Deanco, using advances under its $45 million revolving line of credit facility (the "Revolving Line of Credit") and a $30 million term loan (the "Term Loan"), each provided by First Interstate Bank of California ("FICAL") pursuant to a loan agreement (the "Loan Agreement") entered into with the Company in connection with the Deanco acquisition. The Revolving Line of Credit is now maintained with Wells Fargo Bank, N.A., as successor to FICAL under the Loan Agreement. The Company also used the Revolving Line of Credit to fund the March 1996 purchase of MS Electronics and the December 1996 purchase of Summit Distributors.

    In the first quarter of 1996, the Company issued $55,755,000 of 7% Convertible Subordinated Notes due 2006 (the "Notes") in a private placement. The Notes are convertible into 3,947,000 shares of the Company's Common Stock at a conversion price of $14.125 per share (subject to adjustment). The Company maintains an effective shelf registration with the Commission to register resales of the Notes and the Common Stock issuable upon conversion. The net proceeds from the Company's sale of the Notes were approximately $53.8 million and were used to repay the Term Loan and to pay down the Revolving Line of Credit. See Note 4 of Notes to Financial Statements.

    The Loan Agreement governing the Revolving Line of Credit limits the Company's ability to create or incur liens on assets, to make distributions or investments, to enter into any mergers or make additional acquisitions or dispositions of assets and to enter into transactions with affiliates. In addition, the Company must comply with various financial and other covenants established by the bank. The Loan Agreement also provides the bank with the right to terminate the commitment on 30 days' notice if there is a change in control of the Company (generally, the acquisition of more than 50% of the Company's capital stock).

    As of December 31, 1996, the Company had outstanding borrowings under the Revolving Line of Credit of approximately $10.5 million and additional borrowing capacity of approximately $28 million. The Company believes that available borrowings under the Revolving Line of Credit and cash generated by operations will be adequate to meet its anticipated funding commitments for the remainder of 1997.

    Net cash provided by operating activities was $4.2 million for 1996 as compared with $236,000 for 1995 and $4.0 million for 1994. The 1996 increase over 1995 is primarily a result of an increase in net income and non-cash expenses. 1996 earnings before interest, income taxes, depreciation and amortization (EBITDA) were approximately $19.6 million compared with approximately $6.6 million for 1995.

    Net cash used in investing activities increased to $9.0 million in 1996 from $3.3 million in 1995 and $2.9 million in 1994. All of the investing activities were funded by borrowings under revolving line of credit facilities and net cash provided by operating activities. In 1996, the Company invested $1.3 million in improvements and equipment, primarily for leasehold improvements and value-added machinery and equipment. An additional $7.7 million was used to pay for acquisition and restructuring costs primarily associated with the Deanco, MS Electronics and Summit Distributors acquisitions. In 1995, the Company invested $1.3 million in improvements and equipment, primarily for leasehold improvements at its principal value-added assembly facility in Los Angeles and its corporate headquarters in Garden Grove. An additional $1.2 million was used for the IEI acquisition. During 1994, the Company spent $400,000 on improvements and equipment to enhance its value-added assembly capabilities, $1.8 million for the In-Stock acquisition and $500,000 in costs associated with the Richey-Brajdas Merger. The Company anticipates incurring capital expenditures of approximately $1.3 million in 1997, all of which will be financed with net cash from operating activities and borrowings under its Revolving Line of Credit. The Company's actual capital expenditures may vary significantly from its current expectations, based on a number of factors, including, but not limited to, additional acquisitions, if any.

    Inventory turnover for the year ended December 31, 1996, was 4.4x compared to 5.0x for 1995 (excluding the effect of the acquisition of Deanco in December
1995). This decrease is the result of management's decisions to strengthen the Company's line card by adding new product lines that require minimum initial stocking levels and to make inventory turnover rates on product lines acquired with Deanco consistent with the Company's goals, as Deanco historically had a higher inventory turnover rate.

    Days sales outstanding in accounts receivable increased to 44 days for 1996 from 42 days for 1995 as a result of the Deanco acquisition.

DEFERRED TAX ASSETS

    As of December 31, 1996, the Company had approximately $13.5 million in net operating loss carryforwards, which expire between 2005 and 2008. The NOLs resulted from Brajdas losses prior to the Richey-Brajdas Merger.

    Section 382 of the Internal Revenue Code of 1986, as amended and related regulations impose certain limitations on a corporation's ability to use NOLs if more than a 50% change in ownership occurs. The Company's issuance of additional Common Stock in 1995, together with an earlier acquisition, constitutes more than a 50% change in ownership. As a result, the usage of NOLs is restricted to approximately $4.9 million on an annual basis.

     The Company has been consistently profitable since December 28, 1990 and generated taxable income before NOL carryforwards of approximately $6.9 million in 1996. Based on its current level of profitability, management believes that the Company will be able to fully utilize the NOLs prior to their expiration. However, management has continued to maintain a valuation allowance due to the inherent uncertainties in forecasting future taxable income. Management believes that it is "more likely than not" that the Company will be able to generate the approximately $14 million of future taxable income necessary to realize the recorded amount of the net deferred tax asset prior to expiration of the NOLs. The amount of deferred tax asset considered realizable, however, would be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.


ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

    The Financial Statements required by this Item 8 are listed in Item 14(a) and are submitted at the end of this Form 10-K.

SELECTED QUARTERLY FINANCIAL DATA

    The following table sets forth certain statements of operations data for the periods indicated. The quarterly financial information provided excludes the financial results of In-Stock, IEI, Deanco, MS Electronics and Summit Distributors prior to the date of the respective acquisition. This information has been derived from unaudited financial statements which, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such information. These operating results are not necessarily indicative of results for any future period.



                                                  FIRST              SECOND               THIRD              FOURTH
                                                 QUARTER             QUARTER             QUARTER             QUARTER
                                                -----------         -----------         -----------         -----------
 1996
  Net sales. . . . . . . . . . . . . .          $58,384,000         $58,212,000         $53,713,000         $55,906,000
  Gross profit . . . . . . . . . . . .           14,313,000          14,806,000          14,116,000          14,316,000
  Net income . . . . . . . . . . . . .            1,142,000           1,735,000           1,754,000           1,905,000
  Earnings per common share
     Primary . . . . . . . . . . . . .                 0.13                0.19                0.19                0.21
     Fully Diluted . . . . . . . . . .                 0.13                0.18                0.18                0.20
  Shipping Days. . . . . . . . . . . .                   64                  64                  62                  64

 1995
  Net sales. . . . . . . . . . . . . .          $26,596,000         $28,305,000         $28,803,000         $33,353,000
  Gross profit . . . . . . . . . . . .            6,513,000           6,660,000           6,931,000           7,873,000
  Net income . . . . . . . . . . . . .              680,000             909,000           1,070,000             209,000
  Earnings per common share
     Primary . . . . . . . . . . . . .                 0.12                0.11                0.12                0.02
     Fully Diluted . . . . . . . . . .                 0.12                0.11                0.12                0.02
  Shipping Days. . . . . . . . . . . .                   64                  64                  62                  62

 1994
  Net sales. . . . . . . . . . . . . .          $20,247,000         $23,105,000         $22,838,000         $24,076,000
  Gross profit . . . . . . . . . . . .            4,855,000           5,562,000           5,793,000           5,880,000
  Net income . . . . . . . . . . . . .              355,000             532,000             471,000             535,000
  Earnings per common share
     Primary . . . . . . . . . . . . .                 0.06                0.09                0.08                0.09
     Fully Diluted . . . . . . . . . .                 0.06                0.09                0.08                0.09
  Shipping Days. . . . . . . . . . . .                   65                  64                  63                  62




---------------
    The unaudited quarterly results of operations indicate that net sales rose from $480,000 per shipping day in the fourth quarter of 1995 (excluding Deanco) to $912,000, $910,000, $866,000 and $874,000 per shipping day in the four consecutive quarters of 1996, respectively. The calendar for 1997 contains 62, 64, 63 and 64 shipping days for the first through fourth quarters, respectively. Quarterly operating results may fluctuate significantly from quarter to quarter in the future.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON FINANCIAL ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.


                                       PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

    The information required by this item regarding directors and executive officers of the Company is set forth in the Company's definitive Proxy Statement (the "1997 Proxy Statement") to be filed with the Commission relating to its annual meeting of stockholders to be held on May 1, 1997, under the headings "Nominees for Election as Directors," "Other Executive Officers of the Company" and "Section 16(a) Beneficial Ownership Reporting Compliance," and is incorporated herein by reference.


ITEM 11. EXECUTIVE COMPENSATION


    The information required by this item regarding compensation of the Company's directors and executive officers set forth in the 1997 Proxy Statement under the headings "Board Meetings and Director Compensation" and "Executive Compensation" is incorporated herein by reference.


ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
         AND MANAGEMENT

    The information required by this item regarding beneficial ownership of the Common Stock by certain beneficial owners and by management of the Company set forth in the 1997 Proxy Statement under the heading "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.


ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    The information required by this item regarding certain relationships and related transactions with management of the Company set forth in the 1997 Proxy Statement under the headings "Compensation Committee Interlocks and Insider Participation" and "Certain Relationships and Related Transactions" is incorporated herein by reference.

                                       PART IV


ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

    (a)  Documents filed as part of this report:

         1.  Financial Statements

              Independent Auditor's Report

              Balance Sheets at December 31, 1995 and 1996

              Statements of Income for the years ended December 31, 1994, 1995 and 1996

              Statements of Stockholders' Equity for the years ended December 31, 1994, 1995 and 1996

              Statements of Cash Flows for the years ended December 31, 1994, 1995 and 1996

              Notes to Financial Statements


         2.  Financial Statement Schedules

         Not Applicable.

         3.  Exhibits

         2.1 Stock Purchase Agreement, dated November 15, 1995, among Richey Electronics, Inc., Deanco, Inc., Electrical Distribution Acquisition Company and all of the stockholders of Electrical Distribution Acquisition Company. *4* (2.1)

         2.2 First Amendment to Stock Purchase Agreement and Instrument of Joinder dated December 20, 1995 among Richey Electronics, Inc., Deanco, Inc., Electrical Distribution Acquisition Company and all of the stockholders of Electrical Distribution Acquisition Company. *4* (2.2)

         2.3 Sales Tax Indemnification Agreement dated December 20, 1995 among Richey Electronics, Inc. and the stockholders of Electrical Distribution Acquisition Company identified therein. *4* (2.3)

         3.1 Restated Certificate of Incorporation of Richey Electronics, Inc. *5* (3.1)

         3.2  Bylaws of Richey Electronics, Inc. *5* (3.2)

         4.1 Indenture between Richey Electronics, Inc. and First Trust of California, National Association, dated as of February 15, 1996. *10* (4.1)

         4.2 Registration Rights Agreement among Richey Electronics, Inc., Jefferies & Company, Inc. and Cruttenden Roth Incorporated, dated as of February 26, 1996. *12* (4.2)

        10.1 Indemnification Agreement among Barclay and Company, Inc., Brajdas Corporation, Donald I. Zimmerman and certain former shareholders of RicheyImpact Electronics, Inc. identified therein dated as of April 5, 1993. *2* (E)

        10.2 Letter re Amendment to Indemnification Agreement by Barclay and Company, Inc. and Donald I. Zimmerman, and agreed to by BRJS Investment Holding Corp., Brajdas Corporation and the other persons and entities identified therein dated April 23, 1993. *1* (10.3)

        10.3 Registration Rights Agreement between Brajdas Corporation and BRJS Investment Holding Corp. dated April 2, 1993. *2* (10.4)

        10.4 Employment Agreement between William C. Cacciatore and Brajdas Corporation dated as of April 1, 1993. *1* (10.18)

        10.5 Addendum to Employment Agreement (William C. Cacciatore) dated as of February 21, 1995. *8* (10.37)

        10.6 Second Addendum to Employment Agreement (William C. Cacciatore) dated as of May 17, 1995. *10* (10.31)

        10.7 Employment Agreement between C. Don Alverson and Brajdas Corporation dated as of April 1, 1993. *1* (10.17)

        10.8 Addendum to Employment Agreement (C. Don Alverson) dated as of February 21, 1995. *8* (10.38)

        10.9 Second Addendum to Employment Agreement (C. Don Alverson) dated as of May 17, 1995. *10* (10.32)

       10.10 Employment Agreement between Richard N. Berger and Brajdas Corporation dated as of April 1, 1993. *1* (10.20)

       10.11 Addendum to Employment Agreement (Richard N. Berger) dated as of February 21, 1995. *8* (10.39)

       10.12 Employment Agreement between Norbert W. St. John and Brajdas Corporation dated as of April 1, 1993. *1* (10.19)

       10.13 Addendum to Employment Agreement (Norbert W. St. John) dated as of February 21, 1995. *8* (10.40)

       10.14 Second Addendum to Employment Agreement (Norbert W. St. John) dated as of May 17, 1995. *10* (10.33)

       10.15 Employment Agreement between William Class and Richey Electronics, Inc. dated as of January 1, 1996. *11* (10.1)

       10.16 Employment Agreement between Charles W. Mann and Richey Electronics, Inc. dated as of April 1, 1995. *12* (10.35)

       10.17 Service and Management Agreement dated December 18, 1990 by and among RicheyImpact Electronics, Inc., Palisades Associates, Inc. and Saunders Capital Group, Inc. *3* (10.2)

       10.18 Agreement to Assume and Amend the Service and Management Agreement among Brajdas Corporation, Palisades Associates, Inc. and Saunders Capital Group, Inc. dated as of April 6, 1993. *3* (10.3)

       10.19 Modification Agreement among the Company, Palisades Associates, Inc. and Saunders Capital Group, Inc. dated as of January 2, 1995. *8* (10.26)

       10.20 Modification Agreement by and between Richey Electronics, Inc. and Palisades Associates, Inc. dated as of February 21, 1995. *8* (10.41)

       10.21  1993 Stock Appreciation Rights Plan. *6* (A)

       10.22  1992 Stock Option Plan. *8* (10.35)

       10.23  Form of Incentive Stock Option Agreement. *8* (10.36)

       10.24 Lease between Principal Mutual Life Insurance Company and Richey Electronics, Inc. for lease of premises at 7441 Lincoln Way, Garden Grove, California. *8* (10.32)

       10.25 Lease between M&M Enterprises, a California General Partnership and Richey Electronics, Inc. for lease of premises at 10871 La Tuna Canyon Road, Sun Valley, California. *8* (10.33)

       10.26 Lease between Hownat Trust and Deanco, Inc. for lease of premises at 87 Concord Street, North Reading, Massachusetts, Boston Massachusetts. *10* (10.21)

       10.27 Lease between Murray Center Venture and Deanco ACA Manufacturing, Inc. for lease of premises at Building 1, Murray Business Center, 3601 SW Murray Blvd., Beaverton, Oregon 97201. *10* (10.25)

       10.28 Lease Agreement between Fujita California Partners III and Deanco, Inc., Acacia Division, for premises at 3230 Scott Boulevard, Santa Clara, California.

       10.29 Loan Agreement dated as of December 20, 1995 among Richey Electronics, Inc., the banks named therein and First Interstate Bank of California, as Agent. *4* (10.1)

       10.30 First Amendment to the Loan Agreement dated as of February 26, 1996 among Richey Electronics, Inc., the banks named therein and First Interstate Bank of California, as Agent. *10* (10.30)

        11.1  Statement regarding computation of per share earnings.

        21.1  Subsidiaries of Richey Electronics, Inc.

        23.1  Consent of McGladrey & Pullen, LLP

        23.2  Consent of McGladrey & Pullen, LLP

        27.1  Financial Data Schedule

  --------------------
    *1* Incorporated by reference to the designated exhibit of the Annual Report on Form 10-K for Brajdas Corporation for the fiscal year ended February 28, 1993, filed May 28, 1993.

    *2* Incorporated by reference to the designated exhibit of the Statement on Schedule 13D filed on behalf of BRJS Investment Holding Corp., C. Don Alverson, William C. Cacciatore, Greg A. Rosenbaum and Norbert W. St. John with the Commission on April 20, 1993.

    *3* Incorporated by reference to the designated exhibit of the Transition Report on Form 10-Q for Brajdas Corporation for the period from January 1, 1993 through July 2, 1993, filed August 4, 1993.

    *4* Incorporated by reference to the designated exhibit of Form 8-K for Richey Electronics, Inc. dated December 20, 1995, filed January 3, 1996.

    *5* Incorporated by reference to the designated exhibit of the Registration Statement on Form S-1, filed January 7, 1994, Registration No. 33-73916.

    *6* Incorporated by reference to the designated exhibit of the definitive proxy statement for the 1993 Annual Meeting of Stockholders, filed July 13, 1993.

    *7* Incorporated by reference to the designated exhibit of the Form 8-K for Brajdas Corporation dated July 7, 1993, filed July 13, 1993.

    *8* Incorporated by reference to the designated exhibit of the Registration Statement on Form S-2, filed February 23, 1995, Registration Statement No. 33-89690.

    *9* Incorporated by reference to the designated exhibit of the Quarterly report on Form 10-Q for Richey Electronics, Inc. for the period ending March 31, 1995, filed May 15, 1995.

    *10* Incorporated by reference to the designated exhibit of the Annual
         Report on Form 10-K for the Company for the fiscal year ended December 31, 1995, filed April 1, 1996.

    *11* Incorporated by reference to the designated exhibit of the Quarterly report on Form 10-Q for Richey Electronics, Inc. for the period ending June 28, 1996, filed August 12, 1996.

    *12* Incorporated by reference to the designated exhibit of the Registration Statement on Form S-2, filed April 26, 1996, Registration No. 333-02983.


    Exhibits 10.4 - 10.23 are management contracts or compensatory plans or arrangements required to be filed as exhibits pursuant to Item 14(c) of Form 10-K.

    (b)  Reports on Form 8-K

         No reports on Form 8-K were filed in the fourth quarter of 1996.

                                      SIGNATURES

    Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Garden Grove, State of California, on March 21, 1997.


                             RICHEY ELECTRONICS, INC.


                             By  /s/ Richard N. Berger
                                ------------------------------------------
                                  Richard N. Berger
                                  Vice President, Chief Financial
                                  Officer and Secretary


    Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature                         Title                         Date
---------                         -----                         ----

/s/ William C. Cacciatore         Chairman of the Board,        March 21, 1997
------------------------------    President, Chief Executive
William C. Cacciatore             Officer (Principal
                                  Executive Officer)

/s/ C. Don Alverson               Director                      March 21, 1997
------------------------------
C. Don Alverson

/s/ Richard N. Berger             Vice President, Chief         March 21, 1997
------------------------------    Financial Officer and
Richard N. Berger                 Secretary (Principal
                                  Financial and Accounting
                                  Officer)

/s/ Greg A. Rosenbaum             Director                      March 21, 1997
------------------------------
Greg A. Rosenbaum

/s/ Norbert W. St. John            Director                     March 21, 1997
------------------------------
Norbert W. St. John

                             INDEPENDENT AUDITOR'S REPORT




To the Board of Directors
Richey Electronics, Inc.
Garden Grove, California

We have audited the accompanying balance sheets of Richey Electronics, Inc. as of December 31, 1995 and 1996, and the related statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Richey Electronics, Inc. as of December 31, 1995 and 1996 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                  McGLADREY & PULLEN, LLP



Pasadena, California
February 7, 1997

                               RICHEY ELECTRONICS, INC.

                                    BALANCE SHEETS

                              DECEMBER 31, 1995 AND 1996

                                                   1995              1996
                                                ------------      ------------
 ASSETS
 CURRENT ASSETS
  Cash . . . . . . . . . . . . . . . . . . .   $    572,000      $     30,000
  Trade receivables. . . . . . . . . . . . .     25,622,000        27,111,000
  Inventories. . . . . . . . . . . . . . . .     31,450,000        37,631,000
  Deferred income taxes. . . . . . . . . . .      3,948,000         2,629,000
  Other current assets . . . . . . . . . . .      1,481,000         1,235,000
                                                ------------      ------------
     TOTAL CURRENT ASSETS. . . . . . . . . .     63,073,000        68,636,000
                                                ------------      ------------

 IMPROVEMENTS AND EQUIPMENT, NET . . . . . .      3,469,000         3,668,000
                                                ------------      ------------

 OTHER ASSETS AND INTANGIBLES
  Deferred income taxes. . . . . . . . . . .      4,979,000         2,218,000
  Deferred debt costs. . . . . . . . . . . .        500,000         2,533,000
  Other. . . . . . . . . . . . . . . . . . .        661,000           473,000
  Goodwill . . . . . . . . . . . . . . . . .     46,259,000        47,233,000
                                                ------------      ------------
                                                 52,399,000        52,457,000
                                                ------------      ------------

                                               $118,941,000      $124,761,000
                                                ------------      ------------
                                                ------------      ------------

 LIABILITIES AND STOCKHOLDERS' EQUITY
 CURRENT LIABILITIES
  Current maturities of long-term debt . . .   $    835,000      $  4,012,000
  Accounts payable . . . . . . . . . . . . .     18,250,000        16,551,000
  Accrued expenses . . . . . . . . . . . . .      6,088,000         4,502,000
  Accrued restructuring costs. . . . . . . .      3,824,000           538,000
                                                ------------      ------------

     TOTAL CURRENT LIABILITIES . . . . . . .     28,997,000        25,603,000
                                                ------------      ------------

 ACCRUED RESTRUCTURING COSTS . . . . . . . .        900,000            --
                                                ------------      ------------

 LONG-TERM DEBT
  Subordinated notes payable . . . . . . . .      2,982,000         2,000,000
  Other long-term debt . . . . . . . . . . .     58,670,000         7,450,000
  Convertible subordinated notes payable . .             --        55,755,000
                                                ------------      ------------
                                                 61,652,000        65,205,000
                                                ------------      ------------

 STOCKHOLDERS' EQUITY
  Preferred stock, $.001 par value,
     authorized 10,000 shares, issued none. .           --             --
  Common stock, $.001 par value,
     authorized 30,000,000 shares. . . . . .          9,000             9,000
  Additional paid-in capital . . . . . . . .     20,976,000        21,001,000
  Retained earnings. . . . . . . . . . . . .      6,407,000        12,943,000
                                                ------------      ------------
                                                 27,392,000        33,953,000
                                                ------------      ------------
                                               $118,941,000      $124,761,000
                                                ------------      ------------
                                                ------------      ------------


                          See Notes to Financial Statements.

                               RICHEY ELECTRONICS, INC.

                                 STATEMENTS OF INCOME
                  THREE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996



                                                        1994                1995                1996
                                                     -----------        ------------        ------------
Net sales. . . . . . . . . . . . . . . . . .         $90,266,000        $117,057,000        $226,215,000
Cost of goods sold . . . . . . . . . . . . .          68,176,000          89,080,000         168,664,000
                                                      -----------        ------------        ------------

  Gross profit . . . . . . . . . . . . . . .          22,090,000          27,977,000          57,551,000
                                                      -----------        ------------        ------------

Operating expenses:
  Selling, warehouse, general and
     administrative. . . . . . . . . . . . .          16,750,000          20,415,000          39,622,000
  Amortization of intangibles. . . . . . . .             568,000             459,000           1,448,000
  Restructuring costs. . . . . . . . . . . .               --              1,450,000               --
                                                      -----------        ------------        ------------
                                                      17,318,000          22,324,000          41,070,000
                                                      -----------        ------------        ------------

        OPERATING INCOME . . . . . . . . . .           4,772,000           5,653,000          16,481,000

Interest expense . . . . . . . . . . . . . .           1,606,000             867,000           5,569,000
                                                      -----------        ------------        ------------

  Income before income taxes . . . . . . . .           3,166,000           4,786,000          10,912,000

Federal and state income taxes . . . . . . .           1,273,000           1,918,000           4,376,000
                                                      -----------        ------------        ------------

        NET INCOME . . . . . . . . . . . . .         $ 1,893,000         $ 2,868,000         $ 6,536,000
                                                      -----------        ------------        ------------
                                                      -----------        ------------        ------------

Earnings per common share:
  Primary. . . . . . . . . . . . . . . . . .         $      0.32         $     0. 36         $      0.72
                                                      -----------        ------------        ------------
                                                      -----------        ------------        ------------

  Fully diluted. . . . . . . . . . . . . . .                0.32                0.36                0.70
                                                      -----------        ------------        ------------
                                                      -----------        ------------        ------------

Weighted average number of shares outstanding:
  Primary. . . . . . . . . . . . . . . . . .           5,889,000           8,036,000           9,060,000
                                                      -----------        ------------        ------------
                                                      -----------        ------------        ------------

  Fully diluted. . . . . . . . . . . . . . .           5,889,000           8,036,000          12,376,000
                                                      -----------        ------------        ------------
                                                      -----------        ------------        ------------



                          See Notes to Financial Statements.

                               RICHEY ELECTRONICS, INC.

                          STATEMENTS OF STOCKHOLDERS' EQUITY
                  THREE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996



                                                      COMMON STOCK
                                  ---------------------------------------------------
                                                                           ADDITIONAL
                                    SHARES                PAR               PAID-IN           RETAINED
                                  OUTSTANDING             VALUE             CAPITAL           EARNINGS               TOTAL
                                  -----------           --------        -------------       ------------        ------------
 BALANCE, DECEMBER 31, 1993        5,889,000             $ 6,000        $  5,246,000        $  1,646,000        $  6,898,000
 Reverse stock split
   adjustments                        --                    --             (6,000)                 --                 (6,000)
 Net income                           --                    --                --               1,893,000           1,893,000
                                  ----------             -------        ------------        ------------        ------------


 BALANCE, DECEMBER 31, 1994        5,889,000               6,000           5,240,000           3,539,000           8,785,000

 Issuance of common stock in
   public offering, net of
   offering expenses               3,165,000               3,000          15,736,000              --              15,739,000
 Net income                           --                    --               --                2,868,000           2,868,000
                                  ----------             -------        ------------        ------------        ------------
 BALANCE, DECEMBER 31, 1995        9,054,000               9,000          20,976,000           6,407,000          27,392,000
 Stock options exercised
   and other                           6,000                --                25,000               --                 25,000
 Net income                           --                    --               --                6,536,000           6,536,000
                                  ----------             -------        ------------        ------------        ------------

 BALANCE, DECEMBER 31, 1996        9,060,000             $ 9,000        $ 21,001,000        $ 12,943,000        $ 33,953,000
                                  ----------             -------        ------------        ------------        ------------
                                  ----------             -------        ------------        ------------        ------------

                          See Notes to Financial Statements.

                               RICHEY ELECTRONICS, INC.

                               STATEMENTS OF CASH FLOWS
                  THREE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996



                                                                  1994                1995                1996
                                                             -------------       -------------       -------------
 CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                 $   1,893,000       $   2,868,000       $   6,536,000
  Adjustments to reconcile net income to net
     cash provided by operating activities:
     Depreciation and amortization                                 765,000             912,000           3,100,000
     Deferred taxes                                              1,157,000           1,065,000           4,080,000
     Change in operating assets and liabilities,
        net of effect of business combinations:
         (Increase) decrease in:
           Trade receivables                                    (1,107,000)         (2,448,000)            592,000
           Inventories                                          (1,518,000)         (2,727,000)         (4,329,000)
           Other current assets                                     14,000            (260,000)            284,000
        Increase (decrease) in:
           Accounts payable and accrued expenses                 2,820,000            (624,000)         (4,573,000)
           Accrued restructuring costs                              --               1,450,000          (1,450,000)
                                                             -------------       -------------       -------------

        NET CASH PROVIDED BY OPERATING ACTIVITIES                4,024,000             236,000           4,240,000
                                                             -------------       -------------       -------------

 CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of improvements and equipment                          (401,000)         (1,316,000)         (1,310,000)
  Payment of acquisition and restructuring costs                (2,512,000)         (2,025,000)         (7,706,000)
                                                             -------------       -------------       -------------

        NET CASH (USED IN) INVESTING ACTIVITIES                 (2,913,000)         (3,341,000)         (9,016,000)
                                                             -------------       -------------       -------------

 CASH FLOWS FROM FINANCING ACTIVITIES
  Net advances (repayments) on revolving
     line of credit                                              1,848,000          (8,843,000)             --
  Borrowings (repayments) under long-term
     revolving line-of-credit arrangement                           --               1,974,000          (7,911,000)
  Term loan borrowings                                              --                  --              30,000,000
  Payments on long-term debt                                    (2,957,000)         (5,202,000)        (71,114,000)
  Proceeds from issuance of common stock, net                       --              15,739,000              25,000
  Proceeds from issuance of convertible subordinated debt           --                  --              55,755,000
  Transaction costs associated with refinancing activities          --                  --              (2,521,000)
                                                             -------------       -------------       -------------

        NET CASH PROVIDED BY (USED IN)
           FINANCING ACTIVITIES                                 (1,109,000)          3,668,000           4,234,000
                                                             -------------       -------------       -------------

        INCREASE (DECREASE) IN CASH                                  2,000             563,000            (542,000)
 Cash
  Beginning                                                          7,000               9,000             572,000
                                                             -------------       -------------       -------------
  Ending                                                     $       9,000       $     572,000       $      30,000
                                                             -------------       -------------       -------------
                                                             -------------       -------------       -------------


                          See Notes to Financial Statements.

                               RICHEY ELECTRONICS, INC.

                  THREE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996




                                                                  1994                1995                1996
                                                             -------------       -------------       -------------
 Supplemental Disclosures of Cash Flow Information
  Cash payments for:
     Interest                                                $   1,675,000       $   1,230,000       $   3,961,000
                                                             -------------       -------------       -------------
                                                             -------------       -------------       -------------

     Income taxes                                            $      46,000       $   1,249,000       $     437,000
                                                             -------------       -------------       -------------
                                                             -------------       -------------       -------------

Assets acquired, liabilities assumed and
  securities issued in business combinations:
  Working capital                                           $    1,464,000       $  15,362,000       $   1,980,000
  Leasehold improvements and equipment                             103,000           1,646,000             101,000
  Other assets                                                       --                861,000               --
  Goodwill                                                         274,000          47,287,000           2,272,000
  Restructuring and transaction costs                                --             (3,427,000)              --
  Subordinated notes payable                                         --             (2,982,000)              --
  Other liabilities assumed                                          --            (23,434,000)              --
  Stock payment notes                                                --            (34,106,000)              --
                                                             -------------       -------------       -------------
                                                             -------------       -------------       -------------


        Net cash paid                                        $   1,841,000       $   1,207,000       $  4,353,0000
                                                             -------------       -------------       -------------
                                                             -------------       -------------       -------------




                          See Notes to Financial Statements.

                               RICHEY ELECTRONICS, INC.

                            NOTES TO FINANCIAL STATEMENTS


NOTE 1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

    Richey Electronics, Inc. (the Company) is a specialty distributor of electronic components and a provider of value-added assembly services. The Company distributes a broad line of connectors, switches, wire, cable and heat shrinkable tubing, and other interconnect, electromechanical and passive electronic components used in assembly and manufacture of electronic equipment. Richey has distribution rights from major worldwide suppliers, none of which individually accounted for sales greater than 16% in 1996. Richey's corporate headquarters are based in California and it has markets in 17 states.

A SUMMARY OF THE COMPANY'S SIGNIFICANT ACCOUNTING POLICIES FOLLOWS:

YEAR END

    The Company reports its annual operating results based upon a calendar year end (December 31) and its quarterly results using the Friday nearest the end of each quarter.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses during the reporting period. Actual results could differ from those estimates and could materially impact the reported amount of assets and liabilities and future operating results.

CONCENTRATION OF CREDIT RISK

    The Company distributes electronic components to small- and medium-sized manufacturers in a wide variety of industries including telecommunications, computer, medical, transportation and aerospace. Credit is extended based on an evaluation of the customer's financial condition and collateral is typically not required. Credit losses are provided for in the financial statements through a charge to operations. For the year ended December 31, 1996, sales to no individual customer represented more than 1.5% of net sales. Credit losses have been consistently within management's expectations and were not material in any year presented. A valuation allowance for known and anticipated credit losses is maintained but is not material.

INVENTORIES

    Inventories consist of electronic components held for sale and are valued at the lower of cost (first-in, first-out method) or market. The Company periodically reviews the age and turnover of its inventory to determine whether any inventory has become obsolete or has declined in value and incurs a charge to operations for known and anticipated inventory obsolescence. The Company has not incurred any material charges to operations for inventory obsolescence.

IMPROVEMENTS AND EQUIPMENT

    Improvements and equipment are stated at cost, less accumulated depreciation and amortization. Equipment is depreciated using the straight-line method over estimated service lives ranging from three to seven years. Improvements are amortized over the life of the lease or the economic life of the asset, whichever is shorter.

GOODWILL

    The Company is amortizing goodwill on a straight-line method over lives ranging from 15 to 40 years, principally 40 years.

    Financial Accounting Standards Board (FASB) Statement No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF became effective for the year ended December 31, 1996. Statement No. 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable

                            NOTES TO FINANCIAL STATEMENTS
intangibles and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. No adjustments were required for Statement No. 121.

    The Company also periodically reviews the value of its goodwill not related to specific long-lived assets to determine if an impairment has occurred. The Company does not believe that an impairment of its goodwill has occurred based on an evaluation of operating income, cash flows and business prospects.

DISTRIBUTION AGREEMENTS AND CUSTOMER LISTS

    Distribution agreements and customer lists acquired pursuant to a previous acquisition have been amortized using the straight-line method over their respective estimated economic lives and these intangibles were fully amortized.

INCOME TAXES

    Deferred taxes are provided on a liability method whereby deferred tax liabilities are recognized for taxable temporary differences and deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when it cannot be demonstrated that the deferred tax assets are more likely than not to be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

EARNINGS PER COMMON SHARE

    Earnings per common share are computed using the weighted average number of shares of common stock outstanding. The weighted average number of shares used for computing fully diluted earnings per share assumes that the 7% Convertible Subordinated Notes due 2006 (the Notes) which were sold by the Company in the first quarter of 1996 through a private offering are converted at $14.125 per share on the date they were issued. The Notes are not common stock equivalents and, therefore, are not considered in determining the primary weighted average number of shares. Net income used in computing fully diluted earnings per share is increased for the interest expense, net of tax, associated with the Notes.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Company's financial instruments consist primarily of cash, accounts receivable and payable, and debt instruments. The carrying value of financial instruments, other than the debt instruments, is representative of their fair value due to short-term maturity. The carrying value of the Company's revolving line of credit and subordinated debt is considered to approximate their fair value because the interest rate of these instruments is consistent with current rates offered to the Company. The fair value of the 7% Convertible Subordinated Notes is $58,933,000 based upon quoted market prices.

ACCOUNTING FOR STOCK-BASED COMPENSATION

    During 1996 the Company adopted FASB Statement No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, which establishes financial accounting and reporting standards for stock-based compensation plans. The statement suggests stock-based compensation transactions with employees be accounted for at fair value. Transactions after December 15, 1995 with nonemployees must be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. An enterprise may continue to follow the requirements of Accounting Principles Board (APB) Opinion No. 25 for employees, which does not require compensation to be recorded if the consideration to be received is at least equal to the market value of the shares at the measurement date. If an enterprise elects to follow APB Opinion No. 25, it must disclose the pro forma effects on net income as if compensation were measured in accordance with the suggestions of Statement No.
123.  The Company follows APB Opinion No. 25.

                            NOTES TO FINANCIAL STATEMENTS


NOTE 2.  BUSINESS COMBINATIONS

    In the period from 1994 to 1996, the Company completed several business combinations. All of these acquisitions were accounted for as purchase business combinations with the operations of the acquired business included subsequent to the acquisition date. Each of the acquired businesses had operations similar to the Company's. These acquisitions are described as follows:

IN-STOCK ACQUISITION

    On April 4, 1994, the Company completed the purchase of the assets and business of the In-Stock Products division of Anchor Group, Inc. (In-Stock), located in Boston, Massachusetts.

INLAND EMPIRE INTERCONNECTS ACQUISITION

    On August 16, 1995, the Company completed the purchase of the assets and business of Inland Empire Interconnects (IEI), an Ontario, California molded cable assembly company.

EDAC AND SUBSIDIARY (DEANCO ACQUISITION)

    On December 20, 1995, the Company completed the purchase of all the issued and outstanding capital stock of Electrical Distribution Acquisition Company
(EDAC). EDAC, a holding company, and its wholly owned subsidiary, Deanco, Inc. (Deanco), were acquired for $34,106,000 of stock payment notes, the assumption of $5,962,000 of existing EDAC stockholder notes and the assumption of all other debt of Deanco. These notes were paid on January 2, 1996. The Company merged EDAC into the Company in January 1996 and merged Deanco into the Company in October 1996.

    In connection with the Deanco Acquisition, the Company closed certain of its own facilities and incurred other costs associated with the consolidation of the operations of Deanco into the Company. During 1995 the Company recognized a restructuring charge of $1,450,000. All of these costs were paid by December 31, 1996. No adjustments were made to the original estimates of this restructuring accrual.

    Also in conjunction with the Deanco Acquisition, the Company accrued restructuring costs of $3,100,000 at December 31, 1995 related to the consolidation of Deanco's operations into the Company. Those costs related to the operations of Deanco were recorded as a purchase accounting adjustment, resulting in an increase in goodwill. At December 31, 1995, current accrued restructuring costs of $3,824,000 and long-term restructuring costs of $900,000 consisted of the unpaid portion of $1,450,000 and $3,100,000 restructuring charge and other restructuring items related to past acquisitions. At December 31, 1996 the remaining accrued restructuring costs of $538,000 consist of approximately $140,000 for severance, $165,000 for lease and facility costs for Deanco facilities to be closed and other items of $232,000. During 1996 certain adjustments were made to the preliminary estimates recorded at December 31, 1995. These purchase accounting adjustments related to a reduction in costs for redundant facility consolidations of $900,000 due to the Company's decision to retain Deanco's Santa Clara facility and close Richey's San Jose facility. This reduction was offset by an increase in product line termination costs from $300,000 to $665,000, an increase in severance costs for Deanco employees of $148,000 and an increase in other costs directly attributable to the acquisition. The Company expects the remaining accrued restructuring costs of $538,000 to be paid within the next 12 months.

MS ELECTRONICS

    On March 19, 1996, the Company completed the acquisition of the assets and business of MS Electronics, Inc. (MS Electronics). The purchase price and related transaction costs, including the assumption of MS Electronics' debt of $525,000, were approximately $3,111,000 and were paid in cash. The allocation of the purchase price is as follows: $2,231,000 to estimated fair value of tangible assets acquired, $1,288,000 to liabilities assumed and $2,168,000 to goodwill.

SUMMIT DISTRIBUTORS

    On December 5, 1996, the Company completed the acquisition of the assets and business of Summit Distributors, Inc. The purchase price and related transactions costs were $1,138,000 and were paid in cash. The preliminary allocation of the purchase price was $1,095,000 to current assets and $43,000 to fixed assets.

                            NOTES TO FINANCIAL STATEMENTS

PRO FORMA RESULTS (UNAUDITED)

    The following pro forma results assume the 1995 Deanco acquisition occurred as of the beginning of 1995. The 1996 Summit Distributors and MS Electronics acquisitions and the 1995 IEI acquisition are not included in the pro forma financial information because those acquisitions would not have materially changed reported sales or net income. The unaudited pro forma results have been prepared utilizing the historical financial statements of the Company and Deanco before extraordinary items. The unaudited pro forma results give effect to certain adjustments, including amortization of acquired intangibles and goodwill, elimination of duplicate facilities and redundant salaries, interest expense and related tax effects.

                                                    Year Ended
                                                 December 31, 1995
                                                    (Unaudited)
                                                 -----------------
 Net Sales . . . . . . . . . . . . . . . . .       $ 216,983,000
 Net Income. . . . . . . . . . . . . . . . .           4,377,000
 Earnings per share. . . . . . . . . . . . .                0.54


    The pro forma financial information does not purport to be indicative of the results of operations that would have occurred had the transactions actually taken place at the beginning of the period presented.

NOTE 3.  IMPROVEMENTS AND EQUIPMENT

    Improvements and equipment at December 31 consist of the following:

                                                   1995           1996
                                                 ----------     ----------
 Improvements. . . . . . . . . . . . . . . .     $2,084,000     $1,738,000
 Furniture, fixtures and equipment . . . . .      2,597,000      4,998,000
                                                 ----------     ----------
                                                  4,681,000      6,736,000
 Less accumulated depreciation and amortization   1,212,000      3,068,000
                                                 ----------     ----------
                                                 $3,469,000     $3,668,000
                                                 ----------     ----------
                                                 ----------     ----------

NOTE 4.  BORROWING ARRANGEMENTS

REVOLVING LINE OF CREDIT

    The Company has a bank revolving line of credit of $45,000,000, which expires December 31, 1999. The revolving line of credit allows advances of up to 85% of eligible receivables and 50% of eligible inventory, as defined. The revolving line of credit has several interest rate pricing features available and at December 31, 1996, $8,000,000 bears interest at the Eurodollar rate plus 2.25% (total of 7% at December 31, 1996) and $2,450,000 bears interest at 1% above the bank's prime rate (total of 9.25% at December 31, 1996). The Company is required to pay the lender a quarterly unused line fee equal to 3/8%, quarterly, of the difference between the maximum commitments and the daily average outstanding borrowings for the prior quarter. The credit agreement contains various restrictive covenants which require the Company to meet certain financial conditions, including maintaining a minimum level of stockholders' equity, minimum profitability, fixed charge coverage and cash flow leverage ratios. In addition, the Company is restricted from the payment of cash dividends. At December 31, 1996, $10,450,000 was outstanding under the Company's revolving line of credit. The Company intends to maintain

                            NOTES TO FINANCIAL STATEMENTS
borrowings of at least $7,450,000 during 1997; therefore, $3,000,000 of the balance is classified as a current liability.

    The following is a summary of borrowings under revolving lines of credit:


                                                                  1994                 1995                1996
                                                               -----------         -----------         -----------
 Weighted average interest rate in effect
    at year end. . . . . . . . . . . . . . . . . . . .               10.0%                8.2%                7.5%
 Available borrowings at year end. . . . . . . . . . .         $ 5,452,000         $18,261,000         $28,195,000
 Maximum outstanding borrowings during
    the year . . . . . . . . . . . . . . . . . . . . .          12,610,000          18,361,000          31,106,000
 Weighted average interest rate for the
    borrowings outstanding during the year . . . . . .                8.9%                9.3%                7.7%



    The Company's revolving line of credit provides that up to $3,000,000 of the available line can be used for letters of credit. None were outstanding at year end.

7% CONVERTIBLE SUBORDINATED NOTES OFFERING

    In 1996 the Company issued $55,755,000 of 7% Convertible Subordinated Notes (the Notes) due 2006. The Notes are convertible into 3,947,000 shares of the Company's common stock at a conversion price of $14.125 per share (subject to certain adjustments) at the holder's option at any time after 60 days following the issuance and prior to maturity. The payment of principal and interest on these notes is subordinated to all senior debt consisting of $10,450,000 outstanding at December 31, 1996 under the Company's revolving line of credit. The Company maintains an effective shelf registration statement with the Securities and Exchange Commission to register resales of the Notes and the common stock issuable upon conversion.

    The Notes may not be redeemed by the Company prior to March 4, 1999. Thereafter the Notes may be redeemed at the option of the Company at a redemption price of 103.5% of outstanding principal in 1999 decreasing by 0.5% each year until March 1, 2006.

    In addition, under certain circumstances, the holders of these Notes have the option to require the Company to repurchase the Notes. These designated events include a more than 50% change in control.

                            NOTES TO FINANCIAL STATEMENTS

LONG-TERM DEBT

Long-term debt at December 31, as follows:



                                                                                      1995                1996
                                                                                  ------------        ------------
 Revolving line of credit                                                         $ 18,361,000        $ 10,450,000
 Convertible subordinated notes payable, interest at 7.0%
    due March 1 and September 1 annually, principal due September 1, 2006.                  --          55,755,000
 Stock payment notes for Deanco Acquisition, paid
    January 2, 1996.                                                                34,106,000               --
 Subordinated promissory notes payable to former EDAC
    management and stockholders, paid January 2, 1996.                               5,962,000               --
 Subordinated promissory notes payable to former stock-
    holders of Deanco, unsecured, due in annual installments
    of $1,000,000 beginning in 1997 with a final payment of $953,000 on
    September 30, 1999, interest payable annually at 8%.                             2,982,000           2,953,000
 Unsecured subordinated note payable to a corporation,
    paid January 1, 1996.                                                              700,000               --
 Other                                                                                 376,000              59,000
                                                                                  ------------        ------------
 Less current maturities                                                            62,487,000          69,217,000
                                                                                       835,000           4,012,000
                                                                                  ------------        ------------
                                                                                  $ 61,652,000        $ 65,205,000
                                                                                  ------------        ------------
                                                                                  ------------        ------------



Aggregate maturities of long-term debt as of December 31, 1996, are as follows:

 1997. . . . . . . . . . . . . . . . . . . .    $ 4,012,000
 1998. . . . . . . . . . . . . . . . . . . .      1,000,000
 1999. . . . . . . . . . . . . . . . . . . .      8,450,000
 2006. . . . . . . . . . . . . . . . . . . .     55,755,000
                                                 -----------
                                                $69,217,000
                                                 -----------
                                                 -----------

                            NOTES TO FINANCIAL STATEMENTS


NOTE 5.  ACCRUED EXPENSES

    Accrued expenses at December 31 consist of the following:

                                                    1995              1996
                                                  ----------        ----------

 Compensation. . . . . . . . . . . . .           $3,193,000        $2,790,000
 Interest. . . . . . . . . . . . . . .            1,040,000         1,464,000
 Other . . . . . . . . . . . . . . . .            1,855,000           248,000
                                                  ----------        ----------
                                                 $6,088,000        $4,502,000
                                                  ----------        ----------
                                                  ----------        ----------


NOTE 6.  COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

     The Company leases office and warehouse space under operating lease agreements with various terms and conditions with rent escalations typically based on the Consumer Price Index.

     Future minimum lease payments under these leases, exclusive of lease payments on duplicate facilities which have been accrued, are as follows:

 1997. . . . . . . . . . . . . . . . . . . .                $1,965,000
 1998. . . . . . . . . . . . . . . . . . . .                 1,923,000
 1999. . . . . . . . . . . . . . . . . . . .                 1,760,000
 2000. . . . . . . . . . . . . . . . . . . .                 1,004,000
 Thereafter. . . . . . . . . . . . . . . . .                 1,796,000
                                                            ----------
                                                            $8,448,000
                                                            ----------
                                                            ----------


    Total rent expense under operating leases, including rent for facilities leased on a month-to-month basis, was $678,000, $903,000 and $2,016,000 for 1994, 1995 and 1996, respectively.

CONTINGENT LIABILITIES

    There are no material legal proceedings pending or, to the knowledge of management, threatened against the Company.

NOTE 7.  SERVICE AND MANAGEMENT AGREEMENT

    The Company is party to a Service and Management Agreement dated
December 18, 1990, as amended and modified, with a director. The Service and Management Agreement terminates on December 31, 1997; however, the term is automatically extended for additional two-year consecutive periods unless earlier terminated. Management fees payable under this and prior agreements were approximately $244,000 in 1994, $234,000 in 1995 and $175,000 in 1996,
including a $64,000 termination payment in 1995 to a former party to this agreement.

                            NOTES TO FINANCIAL STATEMENTS


NOTE 8.  INCOME TAXES

    Components of income tax expense are as follows:

                                                                 1994               1995           1996
                                                               ----------         ----------     ----------
Currently paid or payable:
    Federal. . . . . . . . . . . . . . . . . . . . . . . . .    $   60,000        $  745,000      $  697,000
    State. . . . . . . . . . . . . . . . . . . . . . . . . .        56,000           108,000         426,000
    Deferred . . . . . . . . . . . . . . . . . . . . . . . .     1,157,000         1,065,000       3,253,000
                                                                ----------        ----------      ----------
                                                                $1,273,000        $1,918,000      $4,376,000
                                                                ----------        ----------      ----------
                                                                ----------        ----------      ----------

    The following table presents a reconciliation from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for those adjustments representing more than 5% of pretax income:


                                                                     1994        1995      1996
                                                                     ----        ----      ----
 Computed "expected" statutory rate                                   35%         35%       35%
 Increase (decrease) in rate resulting from:
      State income taxes, net of federal tax benefit                   5           5         5
                                                                      --          --        --
                                                                      40%         40%       40%
                                                                      --          --        --
                                                                      --          --        --

    Net deferred taxes at December 31 consist of the following:



                                                                  1995                1996
                                                               -----------         -----------
 Deferred tax liabilities, other . . . . . . . . . . .         $   314,000         $   210,000
                                                               -----------         -----------

 Deferred tax assets:
   Net operating loss carryforwards (NOLs) . . . . . .           7,096,000           4,720,000
   Costs capitalized to inventory for tax purposes . .             919,000             716,000
   Accrued expenses not deductible until paid. . . . .           2,462,000             410,000
   Other . . . . . . . . . . . . . . . . . . . . . . .             890,000             968,000
                                                               -----------         -----------
                                                                11,367,000           6,814,000
   Less valuation allowance. . . . . . . . . . . . . .          (2,126,000)         (1,757,000)
                                                               -----------         -----------
                                                                 9,241,000           5,057,000
                                                               -----------         -----------
      Net. . . . . . . . . . . . . . . . . . . . . . .         $ 8,927,000         $ 4,847,000
                                                               -----------         -----------
                                                               -----------         -----------




           Net deferred tax assets described above have been included in the accompanying balance sheets as follows:

                                              1995                1996
                                           -----------         -----------
 Current assets. . . . . . . . . .         $ 3,948,000         $ 2,629,000
 Noncurrent assets . . . . . . . .           4,979,000           2,218,000
                                            -----------         -----------
                                           $ 8,927,000         $ 4,847,000
                                            -----------         -----------
                                            -----------         -----------

                            NOTES TO FINANCIAL STATEMENTS

    As of December 31, 1996, the Company had acquired net operating loss carryforwards which have the following expiration dates:

 Expiration Date                                            FEDERAL
 ---------------                                           -----------
 2005. . . . . . . . . . . . . . . . . . . .               $   454,000
 2006. . . . . . . . . . . . . . . . . . . .                 9,673,000
 2007. . . . . . . . . . . . . . . . . . . .                 2,588,000
 2008. . . . . . . . . . . . . . . . . . . .                   771,000
                                                           -----------
                                                           $13,486,000
                                                           -----------
                                                           -----------

    Section 382 of the Internal Revenue Code of 1986 imposes certain limitations on a corporation's ability to use net operating loss carryforwards if more than a 50% ownership change occurs. The Company's issuance of additional common stock in 1995, together with an earlier acquisition, constitutes a more than 50% ownership change. As a result, the usage of the NOLs are restricted to approximately $4,900,000 on an annual basis.

    The Company has been consistently profitable and generated taxable income before NOL carryforwards of approximately $6.9 million in 1996. Based on its current level of profitability, management believes that the Company will be able to fully utilize the NOLs prior to their expiration. However, management has continued to maintain a valuation allowance due to the inherent uncertainties in forecasting future taxable income. Management believes that it is "more likely than not" that the Company will be able to generate the approximately $14 million of future taxable income necessary to realize the recorded amount of the net deferred tax asset prior to the expiration of the NOLs. The amount of deferred tax asset considered realizable, however, would be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

NOTE 9.  EMPLOYEE BENEFIT PLANS

STOCK APPRECIATION RIGHTS PLAN

    On July 7, 1993, the Company adopted a Stock Appreciation Rights Plan.
Each stock appreciation right (SAR) provides the recipient with the right to receive a cash payment equal to the excess, if any, of the fair market value of a share of the Company's common stock on the date the SAR is exercised over the fair market value on the date the SAR was granted, or such other value as determined by the Compensation Committee. The maximum number of rights that may be awarded under the plan may not exceed approximately 589,000. To date, no rights have been granted under this plan.

STOCK OPTION PLAN

    The Company has a stock option plan adopted in 1992. The options granted generally vest at a rate of 25% per year over a four-year period and expire ten years from the date of grant. The exercise price of the options is equal to the quoted market price at the date of grant.

                            NOTES TO FINANCIAL STATEMENTS



                                                              Weighted                      Weighted                       Weighted
                                                               Average                       Average                        Average
                                                              Exercise                      Exercise                       Exercise
                                                 1994          Price           1995           Price          1996            Price
                                               --------        --------       -------        --------       -------         --------
Outstanding at beginning of year . . .              --                       226,737          $6.00        493,071          $6.34
   Granted . . . . . . . . . . . . . .         226,737          $6.00        266,334           6.63        135,300           9.80
   Terminated and canceled . . . . . .              --                            --                       (7,363)           6.00
   Exercised . . . . . . . . . . . . .              --                            --                       (8,360)           6.07
                                               --------                      --------                     --------

Outstanding at end of year . . . . . .         226,737          $6.00        493,071          $6.34        612,648          $7.11
                                               --------                      --------                      --------
                                               --------                      --------                      --------

Options exercisable, end of year . . .           --                           45,642          $6.00        186,591          $6.67

Available for grant, end of year . . .         362,197                        95,863                       284,424

Weighted average fair value of
  options granted during the year. . .           --                            $4.35                         $7.07



    The following table summarizes information about stock options outstanding at December 31, 1996:


         Options outstanding
-------------------------------------------------
  Number         Remaining                              Options
Outstanding    Contractual Life   Exercise Price      Exercisable
-----------    ----------------    --------------      -----------
 212,014           7                   $ 6              106,005
 265,334           8                     7               65,586
 110,300           9                    10               15,000
  25,000           9                    11                --
 -------                                                --------

 612,648           8                                    186,591
 -------                                                --------
 -------                                                --------

    The Company applies APB Opinion 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under this plan consistent with the method of FASB Statement No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                 1995           1996
                                            ------------    ------------

 Net income                  As reported    $  2,868,000    $  6,536,000
                             Pro forma         2,707,000       6,242,000

 Primary earnings per share  As reported            0.36            0.72
                             Pro forma              0.34            0.69

 Fully diluted earnings
   per share                 As reported            0.36            0.70
                             Pro forma              0.34            0.67

    The pro forma compensation cost was recognized for the fair value of the stock options granted, which was estimated using the Black-Scholes model with the following assumptions: expected volatility of 42% and 53% in

                            NOTES TO FINANCIAL STATEMENTS

1995 and 1996, respectively, and risk-free interest rate of 6.75% for 1995 and 6.5% for 1996, the options would be exercised at the end of the exercise period and no dividends.

401(K) SAVINGS PLAN

    The Company has a defined contribution 401(k) savings plan covering substantially all its employees. The plan provides the Company with an option to match any participants' contributions; however no such contributions were made by the Company during 1994, 1995 or 1996.

NOTE 10.  QUARTERLY FINANCIAL DATA (UNAUDITED)


                                                  First              Second               Third              Fourth
                                                 Quarter             Quarter             Quarter             Quarter
                                              -------------       -------------       -------------       -------------
 1996
  Net sales. . . . . . . . . . . . . .        $  58,384,000       $  58,212,000       $  53,713,000       $  55,906,000
  Gross profit . . . . . . . . . . . .           14,313,000          14,806,000          14,116,000          14,316,000
  Net income . . . . . . . . . . . . .            1,142,000           1,735,000           1,754,000           1,905,000
  Primary earnings per
  common share . . . . . . . . . . . .                 0.13                0.19                0.19                0.21
  Fully diluted earnings per
  common share . . . . . . . . . . . .                 0.13                0.18                0.18                0.20

 1995
  Net sales. . . . . . . . . . . . . .           26,596,000          28,305,000          28,803,000          33,353,000
  Gross profit . . . . . . . . . . . .            6,513,000           6,660,000           6,931,000           7,873,000
  Net income . . . . . . . . . . . . .              680,000             909,000           1,070,000             209,000
  Primary earnings per
  common share . . . . . . . . . . . .                 0.12                0.11                0.12                0.02
  Fully diluted earnings per
  common share . . . . . . . . . . . .                 0.12                0.11                0.12                0.02

 1994
  Net sales. . . . . . . . . . . . . .           20,247,000          23,105,000          22,838,000          24,076,000
  Gross profit . . . . . . . . . . . .            4,855,000           5,562,000           5,793,000           5,880,000
  Net income . . . . . . . . . . . . .              355,000             532,000             471,000             535,000
  Primary earnings per
  common share . . . . . . . . . . . .                 0.06                0.09                0.08                0.09
  Fully diluted earnings per
  common share . . . . . . . . . . . .                 0.06                0.09                0.08                0.09


                                      A-39

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESMAN OR OTHER PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE NOTES OR CONVERSION SHARES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                   PAGE
                                                 ---------
Available Information..........................          2
Incorporation of Certain Information by
 Reference.....................................          2
Risk Factors...................................          4
Use of Proceeds................................          7
Ratio of Earnings to Fixed Charges.............          8
Description of Notes...........................          8
Description of Capital Stock...................         19
Selling Securityholders........................         20
Plan of Distribution...........................         22
Certain United States Federal Income Tax
 Considerations................................         23
Legal Matters..................................         29
Experts........................................         29

                                     [LOGO]

                        $55,755,000 PRINCIPAL AMOUNT OF
                          7% CONVERTIBLE SUBORDINATED
                                 NOTES DUE 2006

                              3,947,256 SHARES OF
                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                 APRIL 25, 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------